AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2015
REGISTRATION NO 333-198590.
AND NO 811-22994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 ☒

PRE-EFFECTIVE AMENDMENT NO. 1   ☒

POST-EFFECTIVE AMENDMENT NO.    ☐

AND

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940 ☒

AMENDMENT NO.           ☐

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT 1

(Exact Name of Registrant)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY of New York

(Name of Depositor)

10350 Ormsby Park Place
Louisville, KY 40223

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (866) 667-0561

NAME AND ADDRESS OF AGENT FOR SERVICE:

CRAIG A. HAWLEY, ESQ.
GENERAL COUNSEL AND SECRETARY
Jefferson National Life Insurance Company of New York
10350 Ormsby Park Place
Louisville, Kentucky 40223

It is proposed that this filing will become effective:

☐            immediately upon filing pursuant to paragraph (b) of Rule 485

☐                      on pursuant to paragraph (b) of Rule 485

☐            60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐            on         , pursuant to paragraph (a)(1) of Rule 485

☒ Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
If appropriate check the following box:

☐            this Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment

Title of Securities Being Registered: Units of interest in the Separate Account under flexible premium variable deferred annuity contracts

Monument Advisor NY

Individual Variable Annuity

Issued by: JEFFERSON NATIONAL LIFE OF NEW YORK ANNUITY ACCOUNT 1 AND

JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

This prospectus describes the Monument Advisor NY Individual Variable Annuity Contract (Contract) offered by Jefferson National Life Insurance Company of New York (Company, Jefferson National, We, Us, Our). This Contract provides for the accumulation of Contract Values on a variable basis and subsequent Annuity Payments on a fixed basis. The Contract charges no insurance fees other than the $20 per month Subscription Fee imposed during the Accumulation Period and Annuity Period. You also pay any applicable Low Cost Fund Platform Fees (as described below), as well as the fees of the Investment Portfolios you select and any Investment Advisor you retain.  Under the terms of the Contract, you may not enter the Annuity Period until thirteen (13) months from the date you purchase the Contract.  Unless a previous Annuity Date is selected, Annuity Payments will automatically begin (for a ten year period certain) on the Maximum Maturity Date. For joint annuitants, all provisions which are based on age are based on the age of the primary annuitant. Monument Advisor NY is available only in New York.

Upon purchase of the Contract, you can access documents relating to the Contract and the Investment Portfolios electronically, or have them delivered to you in paper via U.S. mail at no extra charge You may also elect to access certain documents electronically and have certain documents delivered via U.S. mail.

The Contract has a variety of investment options, which include several Sub-accounts that invest in the Investment Portfolios listed in Appendix A. You can put your money in any of the Sub-accounts; certain restrictions may apply. We impose a Low Cost Fund Platform Fee on Contract Value invested in certain Investment Portfolios.  Certain Investment Portfolios may only be available to you if you retain certain Investment Advisors.  You can view, on our Website, the current prospectus of each Investment Portfolio, which includes information about each Investment Portfolio’s management fees and other expenses you will bear indirectly. Money you put in a Sub-account is invested exclusively in a single Investment Portfolio. Your investments in the Investment Portfolios are not guaranteed. You could lose your money.

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the Contract.

To learn more about the Contract, you can obtain a copy of Our Statement of Additional Information (SAI) dated April 17, 2015. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Website (http:/www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The SAI’s Table of Contents is at the end of this prospectus.

  For a free copy of the SAI, call Us at (866) 667-0561, visit Our Website or write Us at Our administrative office:

•  Address for correspondence sent via U.S. Mail: P.O. Box 36840, Louisville, Kentucky 40233;

•  Address for correspondence sent via courier or overnight mail: 10350 Ormsby Park Place, Louisville, KY 40223.

The Contracts:

•  are not bank deposits

•  are not federally insured

•  are not endorsed by any bank or government agency

•  are not guaranteed and may be subject to loss of principal

Summary prospectuses or prospectuses of the Investment Portfolios should be carefully read in conjunction with this Prospectus before investing. You may obtain summary prospectuses or prospectuses of the Investment Portfolios on our Website or by contacting the Company at (866) 667-0561.

You should only rely on information contained in this Prospectus or that we have referred you to.  We have not authorized anyone to provide you with information that is different.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Taxation of Non-Qualified Contracts	22
Taxation of Qualified Contracts	23
Possible Tax Law Changes	24
Other Information	24
Legal Proceedings	24
Abandoned Property Requirements	24
Proof of Age and Survival	24
Misstatements	24
Changes to Comply with Law and Amendments	24
The Separate Account	24
Distributor	25
Financial Statements	25
Independent Registered Public Accounting Firm	25
Appendix A—More Information About the Investment Portfolios	26
Privacy Notice	37
Table of Contents of the Statement of Additional Information	38

Definitions of Special Terms

Because of the complex nature of the Contract, We have used certain words or terms in this prospectus, which may need additional explanation. We have identified the following as some of these words or terms.

ACCUMULATION PERIOD: The period during which you invest money in your Contract.

ACCUMULATION UNIT: A measurement We use to calculate the value of the variable portion of your Contract during the Accumulation Period.

ANNUITANT(S): The natural person(s) on whose life (lives) We base Annuity Payments.  On or after the Annuity Date, the Annuitant shall also include any joint Annuitant.  In the event of joint Annuitants, the life of the primary Annuitant is used to determine Annuity Payments.  If the Contract is owned by a non-natural Owner and joint Annuitants are named, the Death Benefit Amount will be calculated upon the death of the first Annuitant to die.

ANNUITY DATE: The date on which Annuity Payments are to begin, as selected by you, or as required by the Contract or by state or federal law. If a prior date is not selected by you, the Annuity Date is the Maximum Maturity Date. For joint Annuitants all provisions are based on the age of the primary annuitant.

ANNUITY OPTIONS: Income plans which can be elected to provide periodic Annuity Payments beginning on the Annuity Date.

ANNUITY PAYMENTS: Periodic income payments provided under the terms of one of the Annuity Options.

ANNUITY PERIOD: The period during which We make income payments to you.

ANNUITY UNIT: A measurement We use to calculate the amount of Annuity Payments you receive during the Annuity Period.

BENEFICIARY: The person(s) or entities, designated to receive any benefits under the Contract if you or, in the case of a non-natural Owner, the Annuitant dies.

BUSINESS DAY: Generally, any day on which the New York Stock Exchange (“NYSE”) is open for trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the NYSE, if earlier.  Some of the Investment Options may impose earlier deadlines for trading.  These deadlines are described in further detail under the heading “Transfers”.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: Jefferson National Life Insurance Company of New York, also referred to as Jefferson National, We, Us, and Our.

CONTRACT: The Monument Advisor NY individual variable annuity contract, which provides variable investment options offered by the Company.

CONTRACT ANNIVERSARY: The anniversary of the Business Day you purchased the Contract.

CONTRACT VALUE: Your Contract Value is the sum of amounts held under your Contract in the various Sub-accounts of the Separate Account.

DEATH BENEFIT AMOUNT: The Death Benefit Amount is the amount payable to the Beneficiary upon the death of the Owner, or for a Contract owned by a non-natural person, the death of the Annuitant.

FINRA: Financial Industry Regulatory Authority

FREE LOOK PERIOD: If you change your mind about owning the Contract, the Free Look Period is the period of time within which you may cancel your Contract. This period of time is 10 days from receipt, or 60 days if a Replacement Contract.

INSURANCE CHARGES: The Insurance Charges compensate Us for assuming certain insurance risks. The only Insurance Charge under the Contract is the Subscription Fee.

INVESTMENT ADVISOR:  A registered investment adviser, an investment adviser who is exempt from registration with the Securities and Exchange Commission or other adviser selected by you (including a Registered Representative or insurance broker in the state of NY) to provide you investment advisory services.

INVESTMENT ALLOCATIONS OF RECORD: The Investment Allocations of Record specify what percentage of each Purchase Payment is directed to the Sub-accounts you select. You establish your initial Investment Allocations of Record at the time you apply for the Contract. You may either choose to set a target allocation to various Sub-accounts (which can include allocations to the money market sub-account) or elect to have 100% of your Purchase Payments invested in the money market Sub-account.  The Investment Allocations of Record can be changed by notifying Us in accordance with Our procedures. Any change in Investment Allocations of Record will apply to Purchase Payments received after the change of Investment Allocations of Record is processed.

INVESTMENT OPTIONS: The investment choices available to Owners. These choices include the Sub-accounts of the Separate Account.

INVESTMENT PORTFOLIOS: The variable Investment Options available under the Contract. Each Sub-account has its own investment objective and is invested in the underlying Investment Portfolio.

JEFFERSON NATIONAL SERVICE CENTER: The customer service department of the Company (P.O. Box 36840, Louisville, KY 40233. Phone number: 866.667.0561).

JOINT OWNER: The individual who co-owns the Contract with another person.

            LOW COST FUND PLATFORM FEE: Fee imposed by the Company on Contract Value invested in certain optional low cost funds.  This fee is deducted daily from your Accumulation Units. See “Expenses — Low Cost Fund Platform Fee” for further details, including a list of the Investment Portfolios for which the Company currently imposes the fee.

MAXIMUM MATURITY DATE: The date on which the primary Annuitant attains age 100. For joint Annuitants, all provisions which are based on age are based on the age of the primary annuitant.

NET CONTRACT VALUE:  An amount equal to the Contract Value reduced by the applicable portion of the Subscription Fee.

NON-NATURAL OWNER: The trust or entity (e.g. CRT, Family Trust, Corporation, Other) that will own the variable annuity Contract.

NON-QUALIFIED (CONTRACT): A Contract purchased with after-tax dollars. These Contracts are not issued in conjunction with a pension plan, specially sponsored program or individual retirement account (“IRA”).

OWNER: You, the purchaser of the Contract are the Owner.

PURCHASE PAYMENT: The money you give Us to buy the Contract, as well as any additional money you give Us to invest in the Contract after you own it.

QUALIFIED (CONTRACT): A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program, 403(b), or IRA.

REGISTERED REPRESENTATIVE:  A person, appointed by Us, who is licensed by the Financial Industry Regulatory Authority (“FINRA”) to sell variable products and is sponsored by a FINRA member broker/dealer that is party to a selling group agreement with the Company.

REPLACEMENT CONTRACT:  A Contract purchased with the proceeds from another contract (a contract issued by the Company and/or an unaffiliated insurance company).

SECURE ONLINE ACCOUNT:  Your Secure Online Account is a password protected electronic account through which you can access personal documents relating to your Contract, such as transaction confirmations, periodic account statements and other personal correspondence.  You create your Secure Online Account by going to our Website after you purchase the Contract and we maintain it for you on our Website thereafter.

SEPARATE ACCOUNT: Jefferson National Life of New York Annuity Account 1, which invests in the Investment Portfolios.

SUB-ACCOUNT: A segment within the Separate Account which invests in a single Investment Portfolio.

SUBSCRIPTION FEE: $20 per month fee charged by Us to issue and administer the Contract.

TAX DEFERRAL: Benefit provided by an annuity under which earnings and appreciation on the Purchase Payments in your Contract are not taxed until you take them out of the Contract either in the form of a withdrawal, income payments or the payment of a death benefit.

WEBSITE: www.jeffnat.com, which is the website of Jefferson National Life Insurance Company of New York. You may obtain information about your Contract and request certain transactions through the Website.

Highlights

The variable annuity Contract that We are offering is a Contract between you (the Owner, You or you) and Us (the insurance company). The Contract provides a way for you to invest on a tax-deferred basis in the Sub-accounts of Jefferson National Life of New York Annuity Account 1(Separate Account). The Contract is intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes.

The Contract charges no insurance fees other than the monthly Subscription Fee imposed during the Accumulation Period and Annuity Period.  You do pay any applicable Low Cost Fund Platform Fees for certain Investment Portfolios, as well as the fees of the Investment Portfolios you select and any Investment Advisor you retain. We may enter into certain arrangements under which We are reimbursed by the Investment Portfolios’ advisers, distributors and/or affiliates for the administrative or distribution services which We provide to the Investment Portfolios.

The Contract includes a death benefit that is described in detail under the heading “Death Benefit.”

All deferred annuity contracts, like the Contract, have two periods: the Accumulation Period and the Annuity Period. During the Accumulation Period, any earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. The Annuity Period occurs when you begin receiving regular Annuity Payments from your Contract.

Under the terms of the Contract, you may not enter the Annuity Period until thirteen (13) months from the date you purchase the Contract.

You may only choose to receive Annuity Payments on a fixed basis. If you choose Annuity Payments, the amount of the Annuity Payments are constant for the entire Annuity Period. Unless a previous Annuity Date is selected, Annuity Payments will automatically begin (for a ten year period certain) on the Maximum Maturity Date. For joint annuitants, all provisions are based on the age of the primary annuitant.

FREE LOOK. If you change your mind about owning the Contract, you cancel the Contract within 10 days after receiving it, or 60 days if it is a Replacement Contract, We will cancel the Contract. Jefferson National deems this period as beginning on the date the Contract is posted to your Secure Online Account.  If you elect to receive the Contract in paper, Jefferson National deems this period as ending 15 days after it mails the Contract, or 60 days if it is a Replacement Contract.  On the day We receive your request We will return your Contract Value. This refund amount will be the contract value plus the amount of fees and other charges deducted from gross consideration or imposed under the contract, if applicable, such as Subscription Fees. The amount will not include any underlying fund charges that may have been imposed.

TAX PENALTY. In general, the earnings in your Contract are not taxed until you take money out of your Contract. If you are younger than age 59 ½ when you take money out, you may be charged a 10% federal tax penalty on the amount treated as income. For Non-Qualified Contracts, Annuity Payments during the Annuity Period are considered partly a return of your original investment. The part of each Annuity Payment that is a return of your investment is not taxable as income. Once you have recovered the full amount of your investment, however, the entire amount of your Annuity Payment will be taxable income to you. For Qualified Contracts, unless you had after-tax monies invested in the Contract, the full Annuity Payment is taxable. In such situations where you are already in a qualified plan, the tax deferral of the annuity does not provide additional benefits.

Document Delivery Requirements: Upon purchase of the Contract, you can access documents relating to the Contract and the Investment Portfolios electronically, or have them delivered to you in paper via U.S. mail at no extra charge You may also elect to access certain documents electronically and have certain documents delivered via U.S. mail.

Regular and continuous Internet access is required to access electronically all documents relating to the Contract and the Investment Portfolios.  You should elect and continue to receive documents electronically if you have regular and continuous Internet access.  If you choose electronic delivery, and the delivery continues to fail after three attempts, We will automatically change your preferences going forwards to receive the documents in paper via U.S. mail.

For Owners using electronic communications, current prospectuses and all required reports for the Contract and the Investment Portfolios are available on our Website.  While we will notify you via email when a transaction pertaining to your Contract has occurred or a document impacting your Contract has been posted, you should visit the Website regularly.   We post updated prospectuses for the Contract and the Investment Portfolios on our Website on or about May 1 of each year.  Prospectuses may also be supplemented throughout the year and will be available on the Website, which you should visit regularly.  We post Annual Reports and Semi-Annual Reports of the Investment Portfolios on our Website on or about March 1 and September 1, respectively, each year.  For your reference, We archive out-of-date Contract prospectuses. Investment Portfolio prospectuses will be available for 30 days after the subsequent May 1 annual update.  Investment Portfolio Annual and Semi-Annual Reports will be available for 30 days after the subsequent March 1 annual update.  You will not have electronic access through our Website to Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website.  Accordingly, you should consider printing them before they are removed. Alternatively, We will provide copies of them upon request.

We will deliver all other documents electronically to your Secure Online Account.  Checking your Secure Online Account regularly will give you an opportunity to prevent multiple fraudulent transactions.  We deliver transaction confirmations at or before the completion of your transactions.  We deliver account statements on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year).  Under certain circumstances for Qualified Contracts, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Other correspondence may be delivered at any time.

We will allow you to have access to your Secure Online Account even after you revoke your consent to our electronic delivery of documents or surrender or exchange your Contract.  However, We reserve the right to delete your Secure Online Account upon 30 days’ notice, which We will deliver to your Secure Online Account.  Upon receipt of such a notice, you should consider printing the information held in your Secure Online Account.  Upon request, We will provide paper copies of any deleted document.

We have no present intention of deleting documents from your Secure Online Account.  If, however, We decide to do so, We will provide you with at least 30 days’ notice in your Secure Online Account so that you will have an opportunity to print the documents that are subject to deletion.

LOW COST FUND PLATFORM FEE.  The Company imposes a Low Cost Fund Platform Fee on amounts invested in certain Investment Portfolios.  For further information, see “Expenses — Low Cost Fund Platform Fee”.

INQUIRIES. If you need more information, please go to www.jeffnat.com or contact Us at:

Jefferson National Life Insurance Company of New York
P.O. Box 36840
Louisville, Kentucky 40233
(866) 667-0561

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between Investment Portfolios.

Owner Transaction Expenses

Contingent Deferred Sales Charge (as a percentage of Purchase Payments withdrawn)	None
Transfer Fee(1)	Current Charge	Maximum Charge
	None	None

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Portfolios’ fees and expenses.

Separate Account Annual Expenses Table

	Current Charge	Maximum Charge
Subscription Fee	$20 per Contract per month	$20 per Contract per month
Separate Account Annual Expenses (as a percentage of Contract Value invested in the Investment Portfolios) Mortality and Expense Risk Charge	0.00%	0.00%
Administrative Charge	0.00%	0.00%
Total Separate Account Annual Expenses	0.00%	0.00%

(1) All transfers made on the same day involving the same Investment Portfolio count as one transfer.  Certain restrictions apply as further described under the heading “Transfers — Excessive Trading Limits” and “Transfers — Short Term Trading Risk”.

LOW COST FUND PLATFORM

The next item shows the fee that you will pay, in addition to the Subscription Fee and Investment Portfolio operating expenses, on Contract Value invested in certain low cost Investment Portfolios.  For further details, see “Expense — Low Cost Fund Platform Fee”.

	Minimum Annual Fee	Maximum Annual Fee
Low Cost Fund Platform Fee (as a percentage of the average daily Contract Value allocated to a given low cost fund)	0.05%	0.35%

PORTFOLIO OPERATING EXPENSES

The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Portfolio’s fees and expenses is contained in the prospectus for each Investment Portfolio.

Minimum	Maximum

Total Investment Portfolio operating expenses (expenses that are deducted from Investment Portfolio assets, including management fees, distribution and/or service (12b-1) fees, Low Cost Fund Platform fees (if any) and other expenses)

Gross: 0.51%	Gross: 9.20%

Examples of Fees and Expenses —

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Subscription Fee, Separate Account annual expenses, Low Cost Fund Platform Fees and Investment Portfolio fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Because there are no charges upon surrender or annuitization, your costs will be the same for the time periods shown whether you surrender, annuitize or continue to own the Contract.  For purposes of this example, we have assumed the money is invested in Investment Portfolios for which no Low Cost Fund Platform Fee is charged.  For a description of the Low Cost Fund Platform Fee, see “Expenses — Low Cost Fund Platform Fee”.  The Subscription Fee for every contract, regardless of size, is $240 annually, i.e. $20 per month. For this example, we used $20.00 per month as the Subscription Fee, but converted it to an asset based charge based on the average contract size of Jefferson National Life Insurance Company (an affiliate of Jefferson National Life Insurance Company of New York) as of the previous December 31.  In the future, the calculation of the Subscription Fee percentage will be based on the actual average Contract size of Monument Advisor NY. This conversion causes the Subscription Fee in the example below to be less than $240 annually. Although your actual costs may be higher or lower, based on these assumptions and those that follow, your costs would be:

(1) Assuming Subscription Fee and gross maximum Investment Portfolio operating expenses,:

1 year	3 years	5 years	10 years
$608.68	$2869.70	$4882.58	$9000.61

(2) Assuming Subscription Fee and gross minimum Investment Portfolio operating expenses:

1 year	3 years	5 years	10 years
$60.68	$190.15	$331.24	$741.92

The Company

Jefferson National Life Insurance Company of New York (Jefferson National) was organized in 2014.

We are principally engaged in the life insurance and annuity business in the state of New York. We are a stock company organized under the laws of the state of New York and are a direct subsidiary of Jefferson National Life Insurance Company and an indirect subsidiary of Jefferson National Financial Corp.

The obligations under the Contracts are obligations of Jefferson National Life Insurance Company of New York.

The Monument Advisor NY Variable Annuity Contract

This prospectus describes The Monument Advisor NY Variable Annuity Contract offered by Jefferson National. An annuity is a contract between you, the Owner, and Us. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract switches to the Annuity Period.

The Contract benefits from tax-deferral. Tax-deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. The Contracts may be issued in conjunction with certain plans qualifying for special income tax treatment under the Code. In that instance, you should be aware that this annuity will fund a retirement plan that already provides tax deferral under the Code. In such situations where you are already in a qualified plan, the tax deferral of the annuity does not provide additional benefits. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of investments, which may be more or less costly. However, the fees and charges under the Contract are also designed to provide for certain annuity benefits and features other than tax deferral that may not be available through other investments. These features are explained in detail in this prospectus. You should consult with your tax or legal adviser to determine if the Contract is appropriate for your tax qualified plan.

The Contract is called a variable annuity because you can choose among several Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these Investment Portfolios. The amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Portfolio(s) you select.

You may only choose to receive Annuity Payments on a fixed basis. If You choose Annuity Payments, the amount of the Annuity Payments you receive will remain level for the period of time selected.

Free Look

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it, or 60 days if it is a Replacement Contract. Our Insurance Charges and Investment Portfolio operating expenses, along with any applicable Low Cost Fund Platform Fees, will have been deducted. On the day We receive your request We will return your Contract Value. This refund amount will be the contract value plus the amount of fees and other charges deducted from gross consideration or imposed under the contract, if applicable.  The amount will not include any underlying fund charges that may have been imposed. Jefferson National deems this period as beginning on the date the Contract is posted to your Secure Online Account.  If you elect to receive the Contract in paper, Jefferson National deems this period as ending 15 days after it mails a Contract, or 60 days if it is a Replacement Contract.

OWNER. You, as the Owner of the Contract, have all the rights under the Contract. The Owner is as designated at the time the Contract is issued, unless changed. You can change the Owner at any time. A change will automatically revoke any prior Owner designation. You must notify Us in writing via fax or U.S. Mail. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the change.

A change of Owner may be a taxable event.

JOINT OWNER. A Non-Qualified Contract can be owned by Joint Owners. Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary unless you have previously notified Us in writing via Fax or U.S. Mail or otherwise.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any Death Benefit Amount. The Beneficiary is named at the time the Contract is issued. If no Beneficiary is designated, your estate will be the Beneficiary. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the change of Beneficiary.

Assignment

Subject to applicable law, you can assign the Contract at any time during your lifetime. We will not be bound by the assignment until We receive the written notice of the assignment. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the assignment.

An assignment may be a taxable event.

If the Contract is a Qualified Contract, there are limitations on your ability to assign the Contract.

Electronic Administration Of Your Contract

You can access documents relating to the Contract and the Investment Portfolios online. If you consent to Electronic Administration, you will receive all documents electronically, unless you request, either at the time of application or later, to receive all documents relating to the Contract by paper, via U.S. Mail at no extra charge.

If you elect Electronic Administration, you must have Internet access so that you can view your Secure Online Account and access all documents relating to the Contract and the Investment Portfolios. You should elect Electronic Administration if you have Internet access. Although We will email you when a transaction relating to your Contract has occurred or a document impacting your Contract is posted, you should regularly check your Secure Online Account.

There is no substitute for regularly checking your Secure Online Account. If you choose electronic delivery, and the delivery continues to fail after three attempts, We will automatically change your preferences going forward to receive the documents in paper via U.S. mail.

You may, however, elect to have documents related to your Contract also delivered via U.S. Mail to your address of record at no extra charge. We may also continue to send documents to your Secure Online Account. You may revoke or reinstate your consent to electronic delivery anytime. You may do so by visiting the Website, by calling the Customer Service telephone number or by writing to the Jefferson National Service Center.  Notification of change made via the Website will be effective immediately. Notification by telephone or U.S. Mail will be processed as received, usually within two business days.

Current prospectuses and all required reports for the Contract and the Investment Portfolios are available on Our Website through your Secure Online Account. We post updated prospectuses for the Contract and the Investment Portfolios on Our Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website. We post Annual Reports and Semi-Annual Reports on Our Website on or about March 1 and September 1, respectively, each year. For your reference, We archive out-of-date Contract prospectuses. To the extent an archived Contract prospectus is no longer available on the Website, We will provide it upon request.

Investment Portfolio prospectuses will be available for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available for 30 days after the subsequent annual update. You will not have electronic access through Our Website to archived Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website. Accordingly, you should consider printing them before they are removed.  Upon request, we will send you a paper copy of these documents via U.S. mail.  Please note, irrespective of whether you have elected Electronic Administration, proxy statements for the Investment Portfolios will be provided to you via U.S. mail.

We will send all other documents related to your Contract to your Secure Online Account, including, but not limited to, transaction confirmations, periodic account statements and other personal correspondence. You create your Secure Online Account when you purchase the Contract and We maintain it for you on Our Website.

You will have access to your Secure Online Account even after you revoke your consent to Our electronic delivery of documents or surrender or exchange your Contract. However, We reserve the right to delete your Secure Online Account upon 30 days’ notice, which We will deliver to your Secure Online Account. Upon receipt of such a notice, you should consider printing the information held in your Secure Online Account.  Upon request, we will provide paper copies of any deleted document.

We have no present intention of deleting documents from your Secure Online Account. If, however, We decide to do so, We will provide you with at least 30 days’ notice to your Secure Online Account so that you will have an opportunity to print the documents that are subject to deletion.

Confirmations and Statements

We will send a confirmation statement to your Secure Online Account, or by paper delivery via U.S. Mail at no extra charge, each time we receive a new Purchase Payment from you, you make a transfer among the Investment Portfolios, or you make a withdrawal. Generally, We deliver transaction confirmations at the completion of your transactions. However, the confirmation for a new Purchase Payment or transfer of Contract Value may be an individual confirmation or may be part of your next quarterly account statement. You should review your confirmation statements to ensure that your transactions are carried out correctly. If you fail to do so, you risk losing the opportunity to ask us to correct an erroneous transaction. We deliver account statements to your Secure Online Account on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 each year), or in paper via U.S. mail if you have withdrawn your consent to Electronic Administration or otherwise request a specific confirmation or statement. Under certain circumstances for Qualified Contracts, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Other correspondence may be delivered at any time. If you have questions, you can either go to Our Website and click on “Contact Us” for secure online correspondence or you can e-mail Us at service@jeffnat.com or call Us at (866) 667-0561.

Requesting Transactions or Obtaining Information About your Contract

You may request transactions or obtain information about your Contract by submitting a request to Us in writing via fax or U.S. Mail. Subject to Our administrative rules and procedures, We may also allow you to submit a request through other means.

TELEPHONE AND WEBSITE TRANSACTIONS. You can elect to request certain transactions and receive information about your Contract by telephone or through our Website (www.jeffnat.com). All transaction requests are processed subject to Our administrative rules and procedures.

We will accept transaction requests from your Registered Representative and/or your Investment Advisor.  You can also authorize someone else, via submitting a power of attorney in good order (complete with required signatures), to request transactions for you. If you own the Contract with a Joint Owner, We will accept instructions from and provide information to either you or the Joint Owner.

We will use reasonable procedures to confirm that instructions given to Us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce information before We will make the telephone transaction. We will post confirmations of all transactions, statements and other correspondence to your Secure Online Account. We will not send these to you in paper, unless you have elected to receive paper documents via U.S. mail.  If We fail to use such procedures We may be liable for any losses due to unauthorized or fraudulent instructions.

SECURITY OF ELECTRONIC COMMUNICATIONS WITH US. Our Website uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from Us via the website. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, We may enhance Our systems.

You will be required to provide your user ID and password to access your Secure Online Account and perform transactions on Our Website. Do not share your password with anyone else. We will honor instructions from any person who provides correct identifying information, and We may not be responsible for fraudulent transactions We believe to be genuine based on these procedures. Accordingly, you may bear the risk of loss if unauthorized persons conduct any transaction on your behalf. You can reduce this risk by checking your Secure Online Account regularly which will give you an opportunity to prevent multiple fraudulent transactions.

Avoid using passwords that can be guessed and consider changing your password frequently. Our employees or representatives will not ask you for your password. It is your responsibility to review your Secure Online Account and to notify Us promptly of any unauthorized or unusual activity. We only honor instructions from someone logged into Our secure Website using a valid user ID and password.

We cannot guarantee the privacy or reliability of e-mail, so We will not honor requests for transfers or changes received by e-mail, nor will We send sensitive account information through unsecured e-mail. All transfers or changes should be made through Our secure Website. If you want to ensure that Our encryption system is operating properly, go to the icon that looks like a “locked padlock.” This shows that encryption is working between your browser and Our web server. You can click or double-click on the padlock to get more information about the server. When you click the “view certificate” button (in FireFox) or the “subject” section (in Internet Explorer), you should see “Jefferson National Financial Corp.” listed as the owner of the server you are connected to. This confirms that you are securely connected to Our server.

Good Order

A request or transaction generally is considered in Good Order if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Portfolios affected by the requested transaction; the signatures of all contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your Investment Advisor before submitting the form or request.

Purchase

Application for a Contract

If you wish to purchase a Contract, you may submit an application and an initial Purchase Payment to the Company, as well as any other form or information that the Company may require.  The Company reserves the right to reject an application for any reason, subject to the Company’s underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

Purchase Payments

A Purchase Payment is the money you give Us to buy the Contract. You can make Purchase Payments at any time before the Annuity Date. The minimum initial Purchase Payment We will accept is $15,000   We reserve the right to issue a Contract for less than $15,000 with our approval. The maximum We accept is $10,000,000 without Our prior approval and will be subject to such terms and conditions as We may require. Jefferson National reserves the right to refuse any Purchase Payment.  Jefferson National does not accept Purchase Payments in the form of cash, cash equivalents, or checks payable in foreign currency or issued by non-U.S. financial institutions.  Purchase Payments made in the form of check, wire or EFT must be drawn upon the account of a U.S. financial institution.

Subject to the maximum described above, you can make additional Purchase Payments of any amount. However, we reserve the right to impose minimums on future Purchase Payments.

If mandated under applicable law, the Company may be required to reject a Purchase Payment.  The Company also may be required to provide additional information about an Owner’s account to government regulators.  In addition, the Company may be required to block an Owner’s account and thereby refuse to pay any request for transfers, full or partial withdrawals (including systematic withdrawals and withdrawals made to pay the fees of your Investment Advisor), or death benefits until instructions are received from the appropriate regulator.

Allocation of Purchase Payments

You control where your Purchase Payments are invested. When you purchase a Contract, We will allocate your Purchase Payment according to your Investment Allocation of Record, which you can change at any time for future Purchase Payments. When you make additional Purchase Payments, We will allocate them based on the Investment Allocations of Record in effect when We receive the Purchase Payment.  Please make sure these are kept current to ensure your Purchase Payments are applied correctly. The Company imposes a Low Cost Fund Platform Fee on Contract Value invested in certain Investment Portfolios. See “Expenses — Low Cost Fund Platform Fee” for further details.

Once We receive your Purchase Payment and the necessary information, We will issue your Contract and allocate your first Purchase Payment within 2 Business Days. If you do not provide Us all of the information needed, We will contact you. If for some reason We are unable to complete this process within 5 Business Days, We will either send back your money or get your permission to keep it until We get all of the necessary information. The method of payment (e.g., check, wire transfer, electronic funds transfer) may affect when your Purchase Payment is received by Us. If you add more money to your Contract by making additional Purchase Payments, We will credit these amounts to your Contract as of the Business Day We receive your Purchase Payment. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

Investment Options

Investment Portfolios

The Contract offers various Sub-accounts, each of which invests exclusively in an Investment Portfolio listed in Appendix A of this prospectus. During the Accumulation Period, money you invest in the Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Investment Portfolios in which those Sub-accounts invest. You bear the investment risk that those Investment Portfolios might not meet their investment objectives. Additional Investment Portfolios may be available in the future.

You should read the summary prospectus or prospectus for any Investment Portfolio carefully before investing. Unless you have opted to receive documents relating to your Contract via U.S. mail, copies of these summary prospectuses and prospectuses will not be sent to you in paper.  They are, however, available on Our Website. See Appendix A which contains the investment objective for each Investment Portfolio.

The investment objectives and policies of certain Investment Portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation that, the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

A significant portion of the assets of certain Investment Portfolios come from investors who take part in certain strategic and tactical asset allocation programs. These Investment Portfolios anticipate that investors who take part in these programs may frequently redeem or exchange shares of these Investment Portfolios, which may cause the Investment Portfolios to experience high portfolio turnover. Higher portfolio turnover may result in the Investment Portfolios paying higher levels of transaction costs. Large movements of assets into and out of the Investment Portfolios may also negatively impact an Investment Portfolio’s ability to achieve its investment objective. In addition, the extent to which Contracts are owned by investors who engage in frequent redemptions or exchanges involving Investment Portfolios which do not limit such activity may result in more redemption and exchange activity in other Investment Portfolios which impose limits on such activity. The adverse impact, if any, of such activity will be constrained by the limits those other Investment Portfolios impose on frequent redemption or exchange activity. Refer to the Investment Portfolios’ prospectuses for more details on the risks associated with any specific Investment Portfolio.

Shares of the Investment Portfolios are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies, which may or may not be affiliated with Us. Certain Investment Portfolios are also sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

Certain investment options may only be available to you if you retain certain Investment Advisors.

Administrative, Marketing and Support Services Fees

Jefferson National and the principal underwriter for the Contracts have arrangements with the investment adviser, subadvisor, distributor, and/or affiliated companies of most of the Investment Portfolios under which Jefferson National and the principal underwriter for the Contracts receive payments in connection with the provision of administrative, marketing or other support services to the Investment Portfolios. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees. The payments are generally based on a percentage of the average assets of each Investment Portfolio allocated to the investment options under the Contract or other contracts offered by the Company. The amount of the fee that an Investment Portfolio and its affiliates pay the Company and/or the Company’s affiliates is negotiated and varies with each Investment Portfolio. Aggregate fees relating to the different Investment Portfolio may be as much as 0.60% annually of the average net assets of an Investment Portfolio attributable to the relevant contracts.  Certain minimums may apply and this amount may change at any time without notice.  A portion of these payments may come from revenue derived from the distribution and/or service fees (12b-1 fees) that are paid by an Investment Portfolio out of its assets as part of its total annual operating expenses. Where the Company does not have an arrangement with an Investment Portfolio to receive payments for the provision of services, or if the payments are minimal, Low Cost Fund Platform Fee proceeds may be used to pay expenses that the Company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the contracts.  The Company and its affiliates may profit from these fees.

Selection of Investment Portfolios

The Company selects the Investment Portfolios based on several criteria, including without limitation, asset class coverage, the strength of the investment adviser’s (or sub-adviser’s) reputation and tenure, brand recognition, performance, advisor or customer interest, and the capability and qualification of each investment firm.  Another factor the Company considers during the selection process is whether the Investment Portfolio, its adviser, its sub-adviser, or an affiliate will make payments to the Company or its affiliates as described above.  The Company reviews each Investment Portfolio periodically after it is selected.  Upon review, the Company may remove an Investment Portfolio or restrict allocation of additional Purchase Payments and or transfers of Contract Value to an Investment Portfolio if it determines the Investment Portfolio no longer meets one or more of the criteria and/or if the Investment Portfolio has not attracted significant Contract owner assets.  The Company does not recommend or endorse any particular Investment Portfolio, and does not provide investment advice.

Fixed Account

No fixed account is available during the Accumulation Period.  See Annuity Payments for information on the Fixed Account during the Annuity phase of the Contract (these payments will come from Jefferson National’s general account and are subject to the Company’s financial strength and claims paying ability).

Voting Rights

Jefferson National is the legal owner of the Investment Portfolio shares. However, when an Investment Portfolio solicits proxies in conjunction with a vote of its shareholders, We will send you and other owners materials describing the matters to be voted on. You instruct Us how you want Us to vote your shares. When We receive those instructions, We will vote all of the shares We own and those for which no timely instructions are received in proportion to those instructions timely received. As a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.  Should We determine that We are no longer required to follow this voting procedure, We will vote the shares ourselves.

Substitution

It may be necessary to discontinue one or more of the Investment Portfolios or substitute a new Investment Portfolio for one of the Investment Portfolios you have selected. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will notify you of Our intent to do this. We will obtain any required prior approval from the Securities and Exchange Commission before any such change is made.

Transfers

You can transfer money among the Investment Portfolios, subject to the excessive trading limits set forth below. The Company imposes a Low Cost Fund Platform Fee on Contract Value allocated to certain Investment Portfolios.  See “Expenses — Low Cost Fund Platform Fee” for further details. Transfers may be deferred as permitted or required by law. See “Suspension of Payments or Transfers” section below.

EARLY CUT-OFF TIMES Certain Investment Portfolios impose transfer cut-off times before the end of the Business Day.  See Appendix A for a list of Investment Portfolios with early cut-off times.  For transfers between Investment Portfolios that impose early cut-off times with those Investment Portfolios that do not impose, or impose different early cut-off times, the earliest time will be used. This list may change without notice. These early cut-off times do not apply to premium payments or contract withdrawals.

TRANSFERS DURING THE ACCUMULATION PERIOD. You can make a transfer to or from any Investment Portfolio available to you. Transfers may be made by contacting Our administrative offices or through Our Website. Subject to Our administrative rules, including our Excessive Trading Limits and Short Term Trading Risk described below, you can make an unlimited number of transfers between the Investment Portfolios during the Accumulation Period.  We reserve the right to impose a fee for excessive transfers after notifying you.  We reserve the right to impose any fees charged by the Investment Portfolios for excessive transfers.  The following apply to any transfer during the Accumulation Period:

1. Your request for a transfer must clearly state which Investment Portfolio(s) are involved in the transfer.

2. Your request for transfer must clearly state how much the transfer is for.

3. Your right to make transfers is subject to modification if We determine, in Our sole opinion that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Investment Portfolios and could include, but is not limited to:

a. the requirement of a minimum time period between each transfer;

b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

c. limiting the dollar amount that may be transferred between Investment Portfolios by an Owner at any one time.

Excessive Trading Limits

The Contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning purposes, and are not designed for market timers or persons that make frequent transfers. The use of such transfers can be disruptive to any underlying Investment Portfolio and harmful to other contract owners invested in the Investment Portfolio.

We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner, Investment Advisor or other third party acting under a Limited Power of Attorney, for any reason, including without limitation, if:

•  We believe, in Our sole discretion, that excessive trading by the Owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the Accumulation Unit values of any Sub-account or the share prices of any Investment Portfolio or would be detrimental to other Owners; or

•  We are informed by one or more Investment Portfolios that they intend to restrict the purchase of Investment Portfolio shares because of excessive trading, because the transfer request is large in relation to the total assets of the Investment Portfolio or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Investment Portfolio shares; or

•  We are informed by one or more Investment Portfolios that they are unwilling to accept (or will not accept for a certain number of days) a transfer request whether due to the frequency of trading or the size of the transfer request; or

•  the requested transaction violates Our administrative rules designed to detect and prevent market timing.

The restrictions imposed may include, but are not limited to, restrictions on transfers (e.g., by not processing requested transfers, limiting the number of transfers allowed, and/or the dollar amount, requiring holding periods, allowing transfer requests by U.S. Mail only, etc.) or even prohibitions on them for particular owners who, in Our view, or in the view of an investment advisor to an Investment Portfolio, have abused or appear likely to abuse the transfer privilege.  These restrictions do not apply to redemptions from the Contract.

We may apply restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners. These excessive trading limits apply to all owners. However, using our processes and procedures, we may not detect all market timers, prevent frequent transfers, or prevent harm caused by excessive transfers. The difficulty in detecting market timing activity may have the effect of allowing some to engage in market timing activities while preventing others.

SHORT-TERM TRADING RISK. Frequent exchanges among Investment Portfolios by Owners can reduce the long—term returns of the underlying mutual funds. The reduced returns could adversely affect the owners, annuitants, insureds or beneficiaries of any variable annuity or variable life insurance contract issued by any insurance company with respect to values allocated to the underlying fund. Frequent exchanges may reduce the underlying fund’s performance by increasing costs paid by the fund (such as brokerage commissions); they can disrupt portfolio management strategies; and they can have the effect of diluting the value of the shares of long term shareholders in cases in which fluctuations in markets are not fully priced into the fund’s net asset value.

The insurance—dedicated mutual funds available through the Investment Portfolios may also be available in products issued by other insurance companies. These funds carry a significant risk that short—term trading may go undetected. The funds themselves generally cannot detect individual contract owner exchange activity, because they are owned primarily by insurance company separate accounts that aggregate exchange orders from owners of individual contracts. Accordingly, the funds are dependent in large part on the rights, ability and willingness of all participating insurance companies to detect and deter short—term trading by contract owners.

As outlined below, we have adopted policies regarding frequent trading, but can provide no assurance that other insurance companies using the same underlying funds have adopted comparable procedures. There is also the risk that these policies and procedures concerning short—term trading will prove ineffective in whole or in part to detect or prevent frequent trading. The difficulty in detecting market timing activity may have the effect of allowing some to engage in market timing while preventing others. Please review the underlying funds’ prospectuses for specific information about the funds’ short—term trading policies and risks.

FREQUENT TRADING. In an effort to alleviate the lack of transparency inherent in omnibus accounts, the Company developed technology that permits each Investment Portfolio to see, on a real time basis, the transfer requests that will impact that Investment Portfolio when the Company places the omnibus account trade at the end of that Business Day.  In addition, the Investment Portfolios are able to generate reports out of the same system that allow the Investment Portfolio to look for trading patterns that may be harmful to the Investment Portfolio.  Essentially, this system attempts to provide each Investment Portfolio with the data it needs to empower the Investment Portfolio to enforce its active trading policies and procedures on a similar basis as if the Investment Portfolio was being offered on a retail basis, as opposed to inside of a variable annuity.  As stated above, the Company reserves the right to enforce any decision made by an Investment Portfolio pursuant to its active trading policies and procedures, and to take any actions to delay or deny any pending transfer request, as well as blocking future trading within an Investment Portfolio.

If a current or future transfer request is restricted or denied in accordance with our administrative procedures, you and your Investment Advisor will be notified, and you will be kept in your current Sub-Account allocation. The statement of additional information contains more information about market timing arrangements, if any, and disclosure of Investment Portfolio securities to individuals, if any.

In its sole discretion, the Company may revise its frequent trading procedures at any time without prior notice as the Company deems necessary or appropriate to better detect and deter programmed, frequent, or large transfers that may adversely affect other Owners or Investment Portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on active traders (such as dollar or percentage limits on transfers).

Dollar Cost Averaging Program

The Dollar Cost Averaging Program (DCA Program) allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, this is not guaranteed.

Subject to Our administrative procedures, you may select the Business Day when dollar cost averaging transfers will occur. You can sign up for the DCA Program for a specified time period. The DCA Program will end when the value in the Investment Portfolio(s) from which you are transferring is zero. A transfer request will not automatically terminate the DCA Program.

There is no additional charge for the DCA Program. However, we reserve the right to charge for the DCA Program in the future. We reserve the right, at any time and without prior notice, to terminate, suspend or modify the DCA Program. The Company imposes a Low Cost Fund Platform Fee on Contract Value invested in certain Investment Portfolios.  For further information, see “Expenses — Low Cost Fund Platform Fee”.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected Investment Portfolio(s) regardless of fluctuating price levels of the Investment Portfolio(s). You should consider your financial ability to continue the dollar cost averaging program through periods of fluctuating price levels.

Rebalancing Program

Once your money has been allocated among the Investment Portfolios, the performance of each Investment Portfolio may experience different gains and losses at different times, which will cause your allocation to shift. You can direct Us to automatically rebalance your Contract to return to your original Investment Allocations of Record or some other allocation of your choosing by selecting Our Rebalancing Program. When you elect the Rebalancing Program, you must specify the date on which you would like the initial rebalancing to occur and the frequency of the rebalancing (i.e. one time rebalance, monthly, quarterly, semi-annually or annually). We will measure the rebalancing periods from the initial rebalancing date selected. You can discontinue the Rebalancing Program at any time. You can modify rebalancing percentages for future rebalancing by submitting your request prior to the next rebalancing date. Currently, there is no charge for participating in the Rebalancing Program. We reserve the right, at any time and without prior notice to impose a fee, or to terminate, suspend or modify this program. The Company imposes a Low Cost Fund Platform Fee on Contract Value invested in certain Investment Portfolios.  For further information, see “Expenses — Low Cost Fund Platform Fee”.

EXAMPLE: Assume that you want your initial Purchase Payment split between 2 Investment Portfolios. You want 40% to be in the Bond Investment Portfolio and 60% to be in the Growth Investment Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Bond Investment Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Jefferson National would sell some of your units in the Bond Investment Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Investment Portfolio to increase those holdings to 60%.

Advisory Fee Withdrawals

Jefferson National understands the importance to you of having advice from an Investment Advisor regarding your investments in the Contract. Jefferson National has not made any independent investigation of these investment advisors and is not endorsing such programs. If fees will be paid out of your contract during the Accumulation Period, You will be required to enter into an advisory agreement with your Investment Advisor.

Jefferson National will, pursuant to an agreement with you, process a partial withdrawal from the value of your Contract to pay for the services of your Investment Advisor. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution, may be included in gross income for federal tax purposes, and may impact the benefits available under your Contract. Further, if you are under age 59 ½ it may be subject to a tax penalty. If the Contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax advisor regarding the tax treatment of the payment of investment advisor fees from your Contract.  Furthermore, please see the “Taxes — Partial 1035 Exchanges” section for further information regarding advisory fee withdrawals following a partial 1035 exchange.

403(b) Plans

Upon Company approval, 403(b) plans may be accepted.  Without Company approval, We will not accept participant plans which do not meet the minimum requirement of a $15,000 initial contribution.  Loan provisions do not apply.  Certain Investment Portfolios may not be available within a 403(b) plan.

Restrictions Under Section 403(b) Plans:

If you own the Contract under a TSA-403(b) plan, you can only make withdrawals of amounts attributable to contributions you made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) under one of the following circumstances:

(1) when you attain age 59 ½,

(2) when you separate from service,

(3) when you die,

(4) if you become disabled (within the meaning of Section 72(m)(7) of the Code),

(5) in the case of hardship, or

(6) made pursuant to a qualified domestic relations order, if otherwise permitted.

Withdrawals for hardship are restricted to the portion of your Contract Value which represents contributions you made and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989, and apply only to:

•                  salary reduction contributions made after December 31, 1988

•                  income attributable to such contributions, and

•                  income attributable to amounts held as of December 31, 1988

Tax penalties may also apply.

Expenses

There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

Subscription Fee

We charge the Subscription Fee regardless of the amount of your Contract Value. This fee is used to reimburse us for our various expenses in establishing and maintaining the contracts.  This fee is deducted from the money market Investment Portfolios you are invested in, pro rata.  If you have less than $20 invested in the money market Investment Portfolios, then the remaining amount will be deducted from your non-money market Investment Portfolios, pro rata.  We will deduct the Subscription Fee each month during the Accumulation Period.  We also impose the applicable portion of the fee at death, annuitization, and upon full surrender of the Contract.  The Company reserves the right to waive the Subscription Fees in certain circumstances including, without limitation, on Contracts issued to an officer, director, employee, or direct family member thereof of Our company or any of Our affiliates.  In no event will reduction or elimination of the Subscription Fee be permitted where it would be unfairly discriminatory to any person.

Please note, the $20 per month Subscription Fee is waived if on the day the Subscription Fee would be levied your entire Contract Value is invested in Investment Portfolios upon which the Company imposes a Low Cost Fund Platform Fee.

Contract Maintenance Charge

We impose no other contract maintenance charge.

Low Cost Fund Platform Fee

The Company imposes a Low Cost Fund Platform Fee, up to 0.35% annually on Contract Value invested in certain Investment Portfolios.  The Company assesses the Low Cost Fund Platform Fee in order to facilitate making certain Investment Portfolios available as investment options under the Contract.  These Investment Portfolios do not provide the Company or its affiliates with the amount of revenue it requires in order for it to meet its revenue targets.  These fees may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, marketing, and administering the Contract and, in its role as intermediary, the Investment Portfolios.  The Company may profit from the Low Cost Fund Platform Fee, and may use any profit derived from this fee for any lawful purpose.  A listing of the Investment Portfolios for which the Company imposes a Low Cost Fund Platform Fee is listed below, and is also available at the Company’s Website or upon request.

Low Cost Fund Platform Fee Portfolios: 0.35%

DFA VA Global Bond	DFA VA International Small	DFA VA International Value

DFA VA Short-Term Fixed	DFA VA US Large Value	DFA VA US Targeted Value

DFA VA Global Moderate Allocation	Dreyfus Stock Index	Nationwide VIT Bond Index

Nationwide VIT International Index	Nationwide VIT Mid Cap Index	Nationwide VIT S&P 500 Index

Nationwide VIT Small Cap Index	Vanguard Balanced	Vanguard Capital Growth

Vanguard Diversified Value	Vanguard Equity Income	Vanguard Equity Index

Vanguard Growth	Vanguard High Yield Bond	Vanguard International

Vanguard Mid-Cap Index	Vanguard REIT Index	Vanguard Short-Term investment Grade

Vanguard Small Company Growth	Vanguard Total Bond Market Index	Vanguard Total Stock Market Index

Low Cost Fund Platform Fee Portfolios: 0.10%

TOPS Aggressive Growth ETF (Class 1) (1)	TOPS Balanced ETF (Class 1) (1)	TOPS Conservative ETF (Class 1) (1)

TOPS Growth ETF (Class 1) (1)	TOPS Managed Risk Balanced ETF (Class 1) (1)	TOPS Managed Risk Growth ETF (Class 1) (1)

TOPS Managed Risk Moderate Growth ETF (Class 1) (1)	TOPS Moderate Growth ETF (Class 1) (1)

This list may change at any time without notice.  Certain Low Cost Fund Platform Fee Investment Portfolios may only be available if you have hired an Investment Advisor that is approved by such Investment Portfolio.  We will provide a list of these Investment Portfolios upon request.  Please note, the $20 per month Subscription Fee is waived if on the day the Subscription Fee would be levied your entire Contract Value is invested in Investment Portfolios on which the Company charges the Low Cost Fund Platform Fee.

Investment Portfolio Operating Expenses

There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are described in the Investment Portfolio prospectuses. The Investment Portfolio Operating Expenses are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units.  We reserve the right to charge transfer fees imposed by the Investment Portfolios for excessive transfers. The advisory fees and other expenses, if any, which are more fully described in the Investment Portfolio prospectus, are not specified or fixed under the terms of the Contract, and may vary from year to year.

Transfer Fee

We impose no transfer fee for transfers made during the Accumulation Period.

Income Taxes

Jefferson National may deduct from the Contract for any income taxes which we incur because of the Contract. At the present time, we are not making any such deductions.

Contract Value

Your Contract Value is the sum of your assets in the Sub-accounts of the Separate Account. The value of any assets in the Sub-accounts(s) will vary depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of your Contract Value in a Sub-account, we use a unit of measure called an Accumulation Unit. During the Annuity Period of your Contract we call the unit an Annuity Unit. Your Contract Value is affected by the

(1)Share Class II TOPS funds are also available, which carry no Low Cost Fund Platform Fees. However, the fund expense ratios may be higher (see the underlying fund prospectus for details).

investment performance of the Investment Portfolios, the expenses of the Investment Portfolios and the deduction of fees and charges under the Contract.  If your Contract Value is zero, we reserve the right to surrender your Contract.

Accumulation Units

Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the previous Business Day by a factor for the current Business Day. The factor is determined by dividing the value of a Sub-account share at the end of the current Business Day (and any charges for taxes) by the value of a Sub-account share for the previous Business Day.

The value of an Accumulation Unit may go up or down from Business Day to Business Day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Sub-account by the value of the Accumulation Unit for that Sub-account on that Business Day. When you make a withdrawal, we deduct Accumulation Units from your Contract representing the withdrawal. We also deduct Accumulation Units when we deduct certain charges under the Contract (including the Low Cost Fund Platform Fee). Whenever we use an Accumulation Unit value, it will be based on the value next determined after receipt of the request or the Purchase Payment.

We calculate the value of an Accumulation Unit for each Sub-account after the New York Stock Exchange closes each Business Day and then credit your Contract.

EXAMPLE:  On Wednesday we receive an additional Purchase Payment of $10,000 from you. You have told Us you want this to go to the Balanced Portfolio Investment Portfolio. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit for the Balanced Portfolio Sub-account is $12.50. We then divide $10,000 by $12.50 and credit your Contract on Wednesday night with 800 Accumulation Units for the Balanced Portfolio Sub-account.

Access To Your Money

You can have access to the money in your Contract:

1. by making a withdrawal (either a partial or a complete withdrawal);

2. by electing to receive Annuity Payments; or

3. when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Period.

When you make a complete withdrawal, you will receive the Contract Value on the Business Day you made the withdrawal, less any pro rata Subscription fees.

All partial withdrawals will be withdrawn from the Investment Portfolios on a pro-rata basis unless you instruct Us otherwise.

Jefferson National will pay the amount of any withdrawal from the Investment Portfolios within 7 days of your request in good order unless the Suspension of Payments or Transfers provision (see below) is in effect.

A withdrawal may result in tax consequences (including an additional 10% tax penalty under certain circumstances).

Systematic Withdrawal Program

The Systematic Withdrawal Program allows you to receive automatic payments either monthly, quarterly, semi-annually or annually. Subject to Our administrative procedures, you can instruct Us to withdraw a specific amount, which can be a percentage of the Contract Value, or a dollar amount. All systematic withdrawals will be withdrawn from the Investment Portfolios on a pro-rata basis, unless you instruct Us otherwise.

You may elect to end the Systematic Withdrawal Program by notifying Us prior to the next systematic withdrawal. The Systematic Withdrawal Program will terminate automatically when the Contract Value is exhausted. Once the Contract Value is exhausted, we reserve the right to fully surrender the Contract.  We do not currently charge for the Systematic Withdrawal Program, but reserve the right to do so in the future.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Suspension of Payments or Transfers

We may be required to suspend or postpone withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios;

4. during any other period when the SEC, by order, so permits for the protection of owners.

If mandated under applicable law, we may be required to reject a Purchase Payment and/or otherwise block access to an owner’s Contract and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, or death benefits. Once blocked, monies would be held in that Contract until instructions are received from the appropriate regulator.

Death Benefit

Upon Your Death During the Accumulation Period

If you, or your Joint Owner, die before Annuity Payments begin, we will pay a death benefit to your Beneficiary. If you have a Joint Owner, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. Our death distributions for both qualified and nonqualified contracts will follow the tax rules in the Internal Revenue Code and its regulations.

The Contract Value for purposes of calculating any Death Benefit Amount will be determined as of the Business Day we receive due proof of death and an election for the payment method (see below). After the Death Benefit Amount is calculated, it will remain in the Investment Portfolios until distribution begins. Until we distribute the Death Benefit Amount, the Death Benefit Amount in the Investment

Portfolios will be subject to investment risk, which is borne by the Beneficiary.  The death benefit proceeds will remain invested in the Investment Portfolios in accordance with the allocation instructions given by You until We pay the death benefit or until new instructions are given by the Beneficiary.

Death Benefit Amount During the Accumulation Period

The Death Benefit Amount will be the Contract Value, less the applicable portion of the Subscription Fee, at the time we receive due proof of death and a payment election.

Payment of the Death Benefit During the Accumulation Period

Unless already selected by you, a Beneficiary must elect to have the Death Benefit Amount paid under one of the options described below in the event of the death of the Owner or Joint Owner during the Accumulation Period (including without limitation, non-qualified stretch options, which allows non-spouse beneficiaries to stretch taxation across their lifetime). If an election for the payment method is not received, the Company will pay the proceeds under Option 2.

OPTION 1 —lump sum payment of the Death Benefit Amount; or

OPTION 2 —the payment of the entire Death Benefit Amount within 5 years of the date of death of the Owner or Joint Owner; or

OPTION 3 —payment of the Death Benefit Amount under an Annuity Option over the lifetime of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution at least annually, beginning within 1 year of the date of the death of the Owner or any Joint Owner.

Unless you have previously designated one of the payment options above, a Beneficiary who is a spouse of the deceased Owner may elect to:

•  continue the Contract in his or her own name at the then current Death Benefit Amount;

•  elect a lump sum payment of the Death Benefit Amount; or

•  apply the Death Benefit Amount to an Annuity Option.

A “spouse” is as defined under Federal and New York law. If a lump sum payment is requested, the Death Benefit Amount will be paid within 7 days, unless the Suspension of Payments provision is in effect. Payment to the Beneficiary, in any other form than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by Us of due proof of death.

Death of Contract Owner During the Annuity Period

If you or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining Annuity Payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner’s or Joint Owner’s death. Upon the Owner’s death during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

Death of Annuitant

If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Period, you, the Owner, will automatically become the Annuitant. A change of Annuitant by the Owner may result in a taxable event. You may designate a new Annuitant subject to Our approval. If the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as provided for in the Annuity Option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the Annuitant’s death.

Annuity Payments (The Annuity Period)

Under the Contract you can receive regular income payments. We call these payments Annuity Payments. You can choose the date on which the Annuity Payments begin. We call that date the Annuity Date. The Annuitant is the person whose life we look to when we determine Annuity Payments.

You can select any Annuity Date provided it is a date after the end of the Free Look Period. The Annuity Date must be at least thirteen (13) months after the Contract issue date, but may not be later than the Maximum Maturity Date.

The Contract will automatically be forced into a fixed annuitization for a guaranteed period of ten years if you do not select an Annuity Date on or before the Annuitant attaining the Maximum Maturity Date.  For a Contract held as an IRA, once you attain age 70 ½, you are required to either annuitize the Contract or take the required minimum distribution under the Code.

You can also choose among income plans. We call those Annuity Options. You can select an Annuity Option. You can change it at any time prior to 30 days before the Annuity Date. If you do not choose an Annuity Option, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the Annuity Period, you may only choose to have fixed Annuity Payments. These payments will come from Jefferson National’s general account and are subject to the Company’s financial strength and claims paying ability. If you choose an Annuity Option, your Account Value, minus any applicable fees, is placed in our general account.  Our general account is not registered under the federal securities laws and it is generally not subject to its provisions. See your Contract for more information regarding the general account.

Annuity Payment Amount

On the Annuity Date, the Contract Value, less the Subscription Fee, will be applied under the Annuity Option you selected.

Annuity Payments are made monthly unless you have less than $2,000 to apply toward purchasing an Annuity Option. In that case, we may make a single lump sum payment to you instead of Annuity Payments. Likewise, if your Annuity Payments would be less than $20 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $20.

Unless you notify Us otherwise, we will pay the Annuity Payments to you. You can change the payee at any time prior to the Annuity Date. Income from any distribution will be reported to you for tax purposes.

Annuity Options

You can choose one of the following Annuity Options or any other Annuity Option which is acceptable to Us. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. INCOME FOR LIFE. We will pay monthly Annuity Payments during the lifetime of the Annuitant. We will stop making payments when the Annuitant dies.  Accordingly, if you select this option and die after the first annuity payment is made but before the second annuity payment is made, you will only receive one annuity payment.

OPTION 2. INCOME FOR LIFE WITH PAYMENT GUARANTEED FOR A FIXED NUMBER OF YEARS. We will make monthly Annuity Payments so long as the Annuitant is alive. However, when the Annuitant dies, if we have made Annuity Payments for less than the guaranteed period you selected (5, 10 or 20 years), we will then continue to make Annuity Payments to the Beneficiary for the rest of the guaranteed period. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant’s death. However, after the Annuitant dies, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death).

OPTION 3. INCOME FOR A SPECIFIED PERIOD. We will make monthly Annuity Payments for a fixed period of time (3 to 20 years). When the Annuitant dies, any amount remaining will be paid to the Beneficiary. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant’s death. However, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death).

OPTION 4. JOINT AND SURVIVOR INCOME FOR LIFE. We will make monthly Annuity Payments so long as the Annuitant and a joint Annuitant are both alive. When either of these people dies, the amount of the Annuity Payments we will make to the survivor can be equal to 100%, 66% or 50% of the amount that we would have paid if both were alive.

Taxes

NOTE: Jefferson National has prepared the following information on taxes as a general discussion of the subject.  Further information on taxes is contained in the Statement of Additional Information. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract. You should consult your tax adviser about your own circumstances.

The Company does not make any guarantee regarding the tax status of, or tax consequences arising from, any Contract or any transaction involving the Contract.  In addition, as provided in IRS regulations, we inform you that this material is not intended and cannot be referred to or used (1) to avoid tax penalties, or (2) to promote, sell or recommend any tax plan or arrangement.

Annuity Contracts in General

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money—generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Tax Status of the Contracts

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements. The Code requires that the investments of each investment division of the variable account underlying the Contracts be “adequately diversified” in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the Investment Portfolio in which it invests, will satisfy these diversification requirements.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the Contract owners have been currently taxed on income and gains attributable to the variable account assets. While We believe that the Contracts do not give owners investment control over variable account assets, We reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the variable account assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Distributions from an Individual Retirement Annuity, 403(b), SEP IRA or SIMPLE IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70½. Distributions may be paid in a lump sum or in substantially equal payments over periods of time specified in the Code and applicable Treasury

Regulations. The rules for Roth IRAs do not require distributions to begin during the Owner’s lifetime; therefore, the required beginning date is not applicable to Roth IRAs.

If the Owner dies before the required beginning date (in the case of a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or SIMPLE IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution periods, which are discussed in the Statement of Additional Information.

For Individual Retirement Annuities, SEP IRAs and SIMPLE IRAs, all or a portion of each distribution will be included in the recipient’s gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity, SEP IRA or SIMPLE IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non-taxable distributions for all years, and the total balance of all Individual Retirement Annuities, SEP IRAs or SIMPLE IRAs.  Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are “qualified distributions” or “non-qualified distributions”.

Other rules may apply to Qualified Contracts.

Taxation of Non-Qualified Contracts

Non-Natural Person. If a non-natural person (e.g., a corporation or certain trusts) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Contract value over the investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, including withdrawals to pay your Investment Advisor, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract value immediately before the distribution over the Owner’s investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•  made on or after the taxpayer reaches age 59 ½;

•  made on or after the death of an Owner;

•  attributable to the taxpayer’s becoming disabled; or

•  made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer and the Beneficiary.  If the series of substantially equal periodic payments is modified before the later of the Owner attaining age 59 ½ or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Owner during any calendar year may be treated as one annuity contract for purposes of determining the amount includable in such Owner’s income when a taxable distribution occurs.

Partial 1035 Exchanges. The Internal Revenue Service issued Rev. Proc. 2011-38 that indicates that in the case of a Non-Qualified Contract, if a withdrawal is taken from either the original annuity contract or the receiving annuity contract within a 180 day period following a partial 1035 exchange, the partial 1035 exchange will not receive tax-free treatment. The IRS will apply general tax principles to determine the substance and treatment of the transfer. There are exceptions to this rule and a prospective Owner should discuss any contemplated partial 1035 for a Non-Qualified Contract with a tax adviser.

Owner (Investor) Control. For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts.  You can allocate some or all of your Account Value from one Investment Portfolio to another but you cannot direct the investments each Investment Portfolio makes.  If you have too much “investor control” of the assets supporting the Investment Portfolio, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

In 2003, the Internal Revenue Service (“IRS”) in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment.  The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  In describing the acceptability of the 20 fund options in the ruling, the IRS indicated that each fund had a different investment strategy and that the investment strategies of each fund was sufficiently broad to prevent the policyholder from making particular investment decisions through investment in a fund.

The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under this Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract, or agreement between the Contract Owner and the Company regarding the availability of a particular investment option and, other than the Contract Owner’s right to allocate premium payments and transfer funds among the available subaccounts, all investment decisions concerning the subaccounts will be made by Us or an advisor in its sole and absolute discretion.

Contracts such as this one, with more than 20 underlying fund options, raise investor control concerns.  It is possible that the IRS may determine that due to the number of different underlying fund options and the fact that some underlying funds may have the same investment strategy, there is an investor control issue with this Contract.  However, at this time We believe that due to the lack of any arrangement, plan, contract or agreement between the contract holder and Us concerning the availability of particular options and based on the totality of the facts and circumstances, this contract satisfies the current IRS requirements.

At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance.  Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the Contract would no longer qualify for tax deferred treatment under section 72 of the Code, the Company reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. The Statement of Additional Information contains a summary discussion of certain tax rules generally applicable to Individual Retirement Accounts (IRAs), as defined in Section 408 of the Code, Roth IRAs, as described in Code Section 408A, corporate pension and profit-sharing plans under Section 401(a) of the Code, Tax Sheltered Annuities under section 403(b) of the Code and certain deferred compensation plans under Code Section 457.

Required Minimum Distributions

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 701/2 or (b) the calendar year in which the employee retires.  The date set forth in (b) does not apply to regular, SEP, or SIMPLE IRAs, or to a 5% or more owner of the employer sponsoring the plan and the required distribution rules do not apply to Roth IRAs.  Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary.  If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Medicare Tax

A 3.8% Medicare contribution tax will be imposed on the “net investment income” of certain individuals whose income exceeds certain threshold amounts.  For purposes of this tax, net investment income will include income from non-qualified annuity contracts (as well as interest, dividends and certain other items).  The new 3.8% Medicare tax is imposed on the lesser of:

1.              the taxpayer’s “net investment income” (from non-qualified annuities, interest, dividends, etc., offset by specified allowable deductions); or

2.              the taxpayer’s modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately and $200,000 otherwise).

“Net investment income” in item 1 does not include distributions from tax-qualified plans (i.e. IRA’s, Roth IRAs or arrangements described in Code Sections 401(a), 403(a), 403(b) or 457(b)), but such income will increase modified adjusted gross income in item 2.  The IRS has issued proposed guidance regarding this income surtax.  You should consult your tax advisor regarding the applicability of this tax to income you would receive under the Contract.

Seek Tax Advice

The above description of federal income tax consequences of the different types of qualified plans which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice.  The rules governing the provisions of qualified plans are extremely complex and often difficult to comprehend.  Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences.  A prospective Contract Owner considering adoption of a qualified plan and purchase of a Contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the contract as an investment vehicle for the qualified plan.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Information

Legal Proceedings

Like other life insurance companies, there is a possibility that we may become involved in lawsuits. Currently, however, there are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Neither Jefferson National nor Jefferson National Securities Corporation, the distributor of the Contracts, is involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

Abandoned Property Requirements

Every state has unclaimed property laws that generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract’s maturity date or the date the Death Benefit Amount is due and payable.  For example, if the payment of the Death Benefit Amount has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit Amount, or the Beneficiary does not come forward to claim the Death Benefit Amount in a timely manner, the Death Benefit Amount will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown on our books and records, or to our state of domicile.  Escheatment is the formal, legal name for this process.  However, the state is obligated to pay the Death Benefit Amount (without interest) if your Beneficiary steps forward to claim it with proper documentation.  To prevent your Contract’s proceeds from being paid to the state abandoned or unclaimed property office, it is important that you update your Beneficiary designations, including addresses, if and as they change.  Please contact us to make such changes.

Proof of Age and Survival

The Company may require proof of age or survival of any person on whose life annuity payments depend.

Misstatements

If you misstate the age or sex of an Annuitant or age of an Owner, the correct amount paid or payable by the Company under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply). The Company reserves the right to adjust future payments to offset any prior overpayments or underpayments.

Changes to Comply with Law and Amendments

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract and to make any change to the provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

The Separate Account

We established a separate account to hold the assets that underlie the Contracts. Jefferson National Life of New York Annuity Account 1 serves the variable annuity portion of the Contract. The Board of Directors of Jefferson National adopted a resolution to establish the Separate Account under New York Insurance law on June 20, 2014. Jefferson National Life of New York Annuity Account 1is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Jefferson National Life of New York Annuity Account 1 is divided into Sub-accounts. Registration under the 1940 Act does not involve the supervision by the SEC of the management or investment policies or practices of the variable account. The Separate Account is regulated by the New York Department of Financial Services. Regulation by the state, however, does not involve any supervision of the Separate Account, except to determine compliance with broad statutory criteria.

The assets of the Separate Account are held in Our name on behalf of the Separate Account and legally belong to Us.

However, those assets that underlie the Contract are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other Contracts we may issue.

Where permitted by law, we may:

•  create new Separate Accounts;

•  combine separate accounts, including combining the Separate Account with another separate account established by the Company;

•  transfer assets of the Separate Account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account;

•  transfer the Separate Account to another insurance company;

•  add new Sub-accounts to or remove Sub-accounts from the Separate Account, or combine Sub-accounts;

•  make the Sub-accounts available under other policies we issue;

•  add new Investment Portfolios or remove existing Investment Portfolios;

•  substitute new Investment Portfolios for any existing Investment Portfolio which we determine is no longer appropriate in light of the purposes of the Separate Account;

•  deregister the Separate Account under the Investment Company Act of 1940; and

•  operate the Separate Account under the direction of a committee or in another form.

Distributor

Jefferson National Securities Corporation (JNSC), 10350 Ormsby Park Place, Louisville, Kentucky 40223, acts as the distributor of the Contracts. JNSC is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.  Sales of the Contracts may be made by Registered Representatives of broker-dealers authorized to sell the Contracts. See the Statement of Additional Information for more information.

We pay no Commissions to broker-dealers who sell the Contracts. Under certain circumstances, payments may be made to certain broker-dealers, sellers, third party money managers, third party marketing organizations or Investment Advisors for other services such as platform access fees, marketing support and/or reimbursement of conference expenses. Certain employees of Jefferson National Financial Corp. may receive incentive compensation based on efforts assisting the Company in the sale of Contracts.

Financial Statements

No financial statements of the Company and the Separate Account are provided because the Company and the Separate Account had not commenced operations as of December 31, 2014.

Independent Registered Public Accounting Firm

The statutory-basis financial statements of Jefferson National Life Insurance Company of New York, once in place,  will be audited by BDO USA, LLP, Independent Registered Public Accounting Firm.

Appendix A: Investment Options

Fund Name		Early
Investment Adviser	Objective	Cutoff *
Advisors Preferred Trust
Managed by Advisors Preferred, LLC
Gold Bullion Strategy	Returns that reflect the performance of the price of Gold Bullion.
Alger Portfolios
Managed by Fred Alger Management, Inc.
Alger Capital Appreciation (Class I-2)	Long term capital appreciation.
Alger Large Cap Growth (Class I-2)	Long term capital appreciation.
Alger Mid Cap Growth (Class I-2)	Long term capital appreciation.
AllianceBernstein Variable Products S eries Fund, Inc.
Managed by AllianceBernstein L.P .
AB VPS Dynamic Asset Allocation (Class B)	Total return.
AB VPS Global Thematic Growth (Class B)	Long-term growth of capital.
AB VPS Growth and Income (Class A)	Long term growth of capital.
AB VPS International Growth (Class B)	Long-term growth of capital.
AB VPS International Value (Class B)	Long-term growth of capital.
AB VPS Small/Mid Cap Value (Class B)	Long term growth of capital.
ALPS Variable Investment Trust
Managed by ALPS Advisors, Inc.
ALPS/Alerian Energy Infrastructure (Class III)	Investment results that correspond (before fees and expenses) generally to the price and yield performance of the Alerian Energy Infrastructure Index.
ALPS|RedRocks Listed Private Equity (Class III)	Maximize total return, which consists of appreciation on its investments and a variable income stream.
Ibbotson Aggressive Growth ETF Asset Allocation (Class II)	Capital appreciation.
Ibbotson Balanced ETF Asset Allocation (Class II)	Capital appreciation and some current income.
Ibbotson Conservative ETF Asset Allocation (Class II)	Current income and preservation of capital.
Ibbotson Growth ETF Asset Allocation (Class II)	Capital appreciation.
Ibbotson Income & Growth ETF Asset Allocation (Class II)	Current income and capital appreciation.
American Century Variable Portfolios
Managed by American Century Investment Management, Inc.
American Century VP Balanced (Class I)	Long-term capital growth & current income.
American Century VP Income & Growth (Class I)	Capital appreciation. Income is secondary .
American Century VP Inflation Protection (Class II)	Long-term total return to protect against U.S. inflation.
American Century VP International (Class I)	Capital growth.
American Century VP Large Company Value (Class I)	Long-term capital growth. Income is a secondary objective.
American Century VP Ultra (Class I)	Long-term capital growth.
American Century VP Value (Class I)	Long-term capital growth over time. Income is secondary .
American Funds Insurance Series
Managed by Capital Research and Management Company
American Funds Asset Allocation	High total return (including income and capital gains) consistent with preservation of capital over the long term.
American Funds Blue Chip Income and Growth	Income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.
American Funds Bond	Current income as is consistent with the preservation of capital.
American Funds Global Bond	High level of total return consistent with prudent investment management.
American Funds Growth	Growth of capital.
American Funds Growth-Income	Long-term growth of capital and income.
American Funds High-Income Bond	High level of current income. Capital appreciation is secondary .
American Funds International Fund	Long-term growth of capital.
American Funds Managed Risk Asset Allocation	High total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.
American Funds Managed Risk Blue Chip Income & Growth	Produce income exceeding the average yield on U.S. stocks and growth of capital.
American Funds Mortgage	Current income and preservation of capital.
Blackrock Variable S eries Funds, Inc.
Managed by BlackRock Advisors, LLC
BlackRock Equity Dividend (Class III)	Long-term total return and current income.
BlackRock Global Allocation (Class III)	High total investment return.
BlackRock High Yield (Class III)	High level of current income; capital appreciation is a secondary objective.
BlackRock iShares Alternatives Strategy	Long term growth of capital and risk adjusted returns.
BlackRock iShares Dynamic Fixed Income	Long term growth of capital and risk adjusted returns.
BlackRock Large Cap Core (Class III)	Long-term capital growth.
BlackRock Large Cap Growth (Class III)	Long-term capital growth.

Fund Name		Early
Investment Adviser	Objective	Cutoff *
Blackrock Variable Series Funds, Inc.
Managed by BlackRock Advisors, LLC
BlackRock Large Cap Value (Class III)	Long-term capital growth.
BlackRock Total Return (Class III)	Total return that exceeds that of the Barclays Capital U.S. Aggregate Bond Index.
BlackRock U.S. Government Bond (Class III)	Total return.
Calvert Variable Products
Managed by Calvert Investment Management
Calvert VP SRI Balanced (Class F)

Achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria including financial, sustainability and social responsibility factors.

Columbia Management Investment Advisers, LLC
Managed by Columbia Management Investment Advisers, LLC
Columbia VP - Select Large-Cap Value (Class I)	Long-term capital appreciation.
Columbia VP - Select Smaller-Cap Value (Class I)	Long-term capital appreciation.
Columbia VP - Seligman Global Technology (Class II)	Long-term capital appreciation.
Credit Suisse Funds
Managed by Credit Suisse Asset Management
Credit Suisse Commodity Return Strategy	Total return.
DFA Investment Dimensions Group, Inc.
Managed by Dimensional Fund Advisors LP
DFA VA Global Bond	Provide a market rate of return for a fixed income portfolio with low relative volatility of returns.
DFA VA Global Moderate Allocation	Total return consisting of capital appreciation and current income.
DFA VA International Small	Long-term capital appreciation.
DFA VA International Value	Long-term capital appreciation.
DFA VA Short-Term Fixed	Stable real return in excess of the rate of inflation with minimum risk.
DFA VA US Large Value	Long-term capital appreciation.
DFA VA US Targeted Value	Long-term capital appreciation.
Direxion Insurance Trust
Managed by Rafferty Asset Management, LLC
Direxion Dynamic VP HY Bond	Maximize total return (income plus capital appreciation).
Direxion VP Indexed Managed Futures Strategy	Seeks investment results that track the performance of the Auspice Managed Futures Index.
Dreyfus Variable Investment Fund
Managed by the Dreyfus Corporation
Dreyfus VIF International Value (Initial)	Long-term capital growth.
The Dreyfus Investment Portfolios
Managed by the Dreyfus Corporation
Dreyfus Small Cap Stock Index	To match the performance of the S&P Small Cap 600 Index.
Dreyfus Socially Responsible Growth	Capital growth with current income as a secondary goal.
Dreyfus Stock Index	To match the performance of the S&P 500 Index.
Eaton Vance Variable Trust
Managed by Eaton Vance Management
Eaton Vance VT Floating-Rate Income	High level of current income.
Eaton Vance VT Large-Cap Value	Total return.
Federated Insurance Series
Various Investment Advisers
Federated High Income Bond II (Primary) Managed by Federated Investment Management Company	High current income.
Federated Kaufmann II (Service) Managed by Federated Equity Investment Management Company of Pennsylvania	Capital appreciation.
Federated Managed Volatility II Managed by Federated Equity Investment Management Company of Pennsylvania	Current income and capital appreciation.
Fidelity® Variable Insurance Products
Managed by Fidelity Management & Research Company
Fidelity VIP Balanced (Service 2)	Income and capital growth consistent with reasonable risk.
Fidelity VIP Contrafund (Service 2)	Long-term capital appreciation.
Fidelity VIP Disciplined Small Cap (Service 2)	Capital appreciation.
Fidelity VIP Equity -Income (Service 2)	Reasonable income and capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor’s 500 Index.

Fund Name		Early
Investment Adviser	Objective	Cutoff *
Fidelity® Variable Insurance Products
Managed by Fidelity Management & Research Company
Fidelity VIP Growth (Service 2)	Capital appreciation.
Fidelity VIP Growth & Income (Service 2)	High total return through a combination of current income and capital appreciation.
Fidelity VIP Growth Opportunities (Service 2)	Capital growth.
Fidelity VIP High Income (Service 2)	High level of current income, while also considering growth of capital.
Fidelity VIP International Capital Appreciation (Service 2)	Capital appreciation.
Fidelity VIP Investment Grade Bond (Service 2)	High a level of current income as is consistent with the preservation of capital.
Fidelity VIP Mid Cap (Service 2)	Long-term growth of capital.
Fidelity® Variable Insurance Products
Managed by Fidelity Management & Research Company unless indicated otherwise
Fidelity VIP Overseas (Service 2)	Long-term growth of capital.
Fidelity VIP Real Estate (Service 2) Managed by Fidelity SelectCo, LLC	Above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500 Index.
Fidelity VIP Strategic Income (Service 2)	High level of current income. The fund may also seek capital appreciation.
Fidelity VIP Value (Service 2)	Capital appreciation.
First Eagle Variable Funds
Managed by First Eagle Investment Management, LLC
First Eagle Overseas Variable Fund	Long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust
Managed by Franklin Advisers, Inc. unless indicated otherwise
Franklin Global Real Estate VIP (Class 2)	High total return.
Franklin High Income VIP (Class 2)	High level of current income with capital appreciation as a secondary goal.
Franklin Income VIP (Class 2)	Maximize income while maintaining prospects for capital appreciation.
Franklin Mutual Shares VIP (Class 2)	Capital appreciation with income as its secondary goal.
Franklin Strategic Income VIP (Class 2)	High level of current income with capital appreciation over the long term as its secondary goal.
Franklin U.S. Government Securities VIP (Class 2)	Income.
Templeton Global Bond VIP (Class 2)	High current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.
Goldman S achs Variable Insurance Trust
Managed by Goldman Sachs Asset Management, L.P .
Goldman Sachs VIT Multi-Strategy Alternatives

Achieve its investment objective by investing in a combination of underlying variable insurance funs and mutual funds that currently exist or that may become available for investment in the future for which Goldman Sachs Asset Management, L.P. (“GSAM “ or the “Investment Advisor”) or an affiliate now or in the future acts as investment adviser or principal underwriter (the “Underlying Funds”).

Guggenheim Variable Insurance Funds
Managed by Security Investors, LLC unless indicated otherwise
Guggenheim VIF CLS Global Diversified Equity	Long-term growth of capital without regard to current income.
Guggenheim VIF CLS Growth and Income	Current income and growth of capital.
Guggenheim VIF Floating Rate Strategies (Series F) Managed by Guggenheim Partners Investment Management,	High level of current income while maximizing total return.
Guggenheim VIF Global Managed Futures Strategy	Positive total returns over time.
Guggenheim VIF High Yield (Series P)	High current income. Capital appreciation is a secondary objective.
Guggenheim VIF Macro Opportunities (Series M )	Total return, comprised of current income and capital appreciation.
Guggenheim VIF Multi-Hedge Strategies	Long-term capital appreciation with less risk than traditional equity funds.
Guggenheim VIF Small Cap Value (Series Q)	Long-term capital appreciation.
Guggenheim VIF StylePlus Large Growth (Series Y)	Long-term growth of capital.
Guggenheim VIF StylePlus Mid Growth (Series J)	Long-term growth of capital.
Guggenheim VT U.S. Long Short Equity	Long-term capital appreciation.
Guggenheim VIF U.S. Total Return Bond (Series E)	Provide total return, comprised of current income and capital appreciation.
Rydex VIF Banking	Capital appreciation.	3:50PM
Rydex VIF Basic Materials	Capital appreciation.	3:50PM
Rydex VIF Biotechnology	Capital appreciation.	3:50PM
Rydex VIF Commodities Strategy	Provide investment results that correlate to the performance of the S&P GSCI™ Commodity Index.	3:50PM
Rydex VIF Consumer Products	Capital appreciation.	3:50PM

Fund Name		Early
Investment Adviser	Objective	Cutoff *
Guggenheim Variable Insurance Funds
Managed by Security Investors, LLC unless indicated otherwise
Rydex VIF Dow 2x Strategy	Investment results that match 200% of the performance of the Dow Jones Industrial Average (DJIA) Index on a daily basis.	3:55PM
Rydex VIF Electronics	Capital appreciation.	3:50PM
Rydex VIF Energy	Capital appreciation.	3:50PM
Rydex VIF Energy Services	Capital appreciation.	3:50PM
Rydex VIF Europe 1.25x Strategy	Investment results that correlate to 125% of the daily price movement of the Dow Jones Stoxx 50 Index.	3:55PM
Rydex VIF Financial Services	Capital appreciation.	3:50PM
Rydex VIF Government Long Bond 1.2x Strategy	Investment results that correspond to 120% of the daily price movement of the Long Treasury Bond.	3:55PM
Rydex VIF Health Care	Capital appreciation.	3:50PM
Rydex VIF High Yield Strategy	Investment results that correlate, before fees and expenses, to the performance of the high yield bond market.	3:45PM
Rydex VIF Internet	Capital appreciation.	3:50PM
Rydex VIF Inverse Dow 2x Strategy	Investment returns that inversely correlate to 200% of the daily performance of the DJIA.	3:55PM
Rydex VIF Inverse Government Long Bond Strategy	Total returns that inversely correlate to the daily price movement of the Long Treasury Bond.	3:55PM
Rydex VIF Inverse Mid-Cap Strategy	Investment returns that inversely correlate to the daily performance of the S&P MidCap 400 Index.	3:55PM
Rydex VIF Inverse NASDAQ-100 Strategy	Investment returns that inversely correlate to the performance of the NASDAQ 100 Index.	3:55PM
Rydex VIF Inverse Russell 2000 Strategy	Investment returns that inversely correlate to the daily performance of the Russell 2000 Index.	3:55PM
Rydex VIF Inverse S&P 500 Strategy	Investment returns that inversely correlate to the daily performance of the S&P 500 Index.	3:55PM
Rydex VIF Japan 2x Strategy	Provide investment results that correlate, before fees and expenses, to 200% of the fair value of the Nikkei 225 Stock Average on a daily basis.	3:55PM
Rydex VIF Leisure	Capital appreciation.	3:50PM
Rydex VIF Mid-Cap 1.5x Strategy	Investment results that correlate to 150% of the performance of the S&P MidCap 400® Index on a daily basis.	3:55PM
Rydex VIF NASDAQ-100 2x Strategy	Investment returns that correlate to 200% of the performance of the NASDAQ 100	3:55PM
Rydex VIF NASDAQ-100 Strategy	Investment returns that correspond to a benchmark for over-the-counter securities.	3:55PM
Rydex VIF Nova	Investment results that match the performance of a specific benchmark on a daily basis.	3:55PM
Rydex VIF Precious M etals	Capital appreciation.	3:50PM
Rydex VIF Real Estate	Capital appreciation.	3:50PM
Rydex VIF Retailing	Capital appreciation.	3:50PM
Rydex VIF Russell 2000 1.5x Strategy	Investment results that correlate to 150% of the performance of the Russell 2000 Index on a daily basis.	3:55PM
Rydex VIF Russell 2000 2x Strategy	Investment results that correlate to 200% of the performance of the Russell 2000 Index on a daily basis.	3:55PM
Rydex VIF S&P 500 2x Strategy	Investment results that correlate to 200% of the performance of the S&P 500 index on a daily basis.	3:55PM
Rydex VIF S&P 500 Pure Growth	Investment returns that correlate to the performance of the S&P 500/Citigroup Pure Growth Index.	3:55PM
Rydex VIF S&P 500 Pure Value	Investment returns that correlate to the performance of the S&P 500/Citigroup Pure Value Index.	3:55PM
Rydex VIF S&P MidCap 400 Pure Growth	Investment returns that correlate to the performance of the S&P 400/Citigroup Pure Growth Index.	3:55PM
Rydex VIF S&P MidCap 400 Pure Value	Investment returns that correlate to the performance of the S&P 400/Citigroup Pure Value Index.	3:55PM
Rydex VIF S&P SmallCap 600 Pure Growth	Investment returns that correlate to the performance of the S&P SmallCap 600/Citigroup Pure Growth Index.	3:55PM
Rydex VIF S&P SmallCap 600 Pure Value	Investment returns that correlate to the performance of the S&P SmallCap 600/Citigroup Pure Value Index.	3:55PM
Rydex VIF Strengthening Dollar 2x Strategy	Investment results that correlate to 200% of the performance of the U.S. Dollar Index on a daily basis.	3:55PM
Rydex VIF Technology	Capital appreciation.	3:50PM
Rydex VIF Telecommunications	Capital appreciation.	3:50PM

Early
Fund Name	Objective	Cutoff *
Guggenheim Variable Insurance Funds
Managed by Security Investors, LLC unless indicated otherwise
Rydex VIF Transportation	Capital appreciation.	3:50PM
Rydex VIF Utilities	Capital appreciation.	3:50PM
Rydex VIF Weakening Dollar 2X Strategy	To match the performance of a specific benchmark on a daily basis. The current benchmark is 200% of the inverse performance of the US Dollar Index.	3:55PM
INVES CO Variable Insurance Funds
Invesco V.I. Balanced-Risk Allocation (Series II)	Total return with a low to moderate correlation to traditional financial market indices.
Invesco V.I. Comstock (Series I)	Capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
Invesco V.I. Core Equity (Series I)	Long term growth of capital.
Invesco V.I. Diversified Dividend (Series I)	Reasonable current income and long-term growth of income and capital.
Invesco V.I. Equity and Income (Series I)	Capital appreciation and current income.
Invesco V.I. Global Health Care (Series I)	Long term growth of capital.
Invesco V.I. Global Real Estate (Series I)	Total return through growth of capital and current income.
Invesco V.I. Government Securities (Series I)	Total return, comprised of current income and capital appreciation.
Invesco V.I. Growth and Income (Series I)	Long term growth of capital and income.
Invesco V.I. High Yield (Series I)	Total return, comprised of current income and capital appreciation.
Invesco V.I. International Growth (Series I)	Long-term growth of capital.
Invesco V.I. Mid Cap Core Equity (Series II)	Long-term growth of capital.
Invesco V.I. Money Market (Series I)	Current income as is consistent with preservation of capital and daily liquidity .
Invesco V.I. Technology (Series I)	Long-term growth of capital.
Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy (Class A)	Total return.
Ivy Funds VIP Balanced (Class A)	Total return through a combination of capital appreciation and current income.
Ivy Funds VIP Bond (Class A)	Current income consistent with preservation of capital.
Ivy Funds VIP Energy (Class A)	Capital growth and appreciation.
Ivy Funds VIP Global Bond (Class A)	A high level of current income. Capital appreciation is a secondary objective.
Ivy Funds VIP Global Natural Resources (Class A)	Capital growth and appreciation.
Ivy Funds VIP High Income (Class A)	Total return through a combination of high current income and capital appreciation.
Ivy Funds VIP Limited Term Bond (Class A)	Current income consistent with preservation of capital.
Ivy Funds VIP Mid Cap Growth (Class A)	Growth of capital.
Ivy Funds VIP Science and Technology (Class A)	Growth of capital.
Ivy Funds VIP Value (Class A)	Capital appreciation.
Janus Aspen Series
Managed by Janus Capital Management LLC
Janus Aspen Balanced (Institutional)	Long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Enterprise (Institutional)	Long-term growth of capital.
Janus Aspen Flexible Bond (Service)	Maximum total return, consistent with preservation of capital.
Janus Aspen Forty (Institutional)	Long-term growth of capital.
Janus Aspen Global Research (Institutional)	Long term growth of capital in a manner consistent with the preservation of capital.
Janus Aspen Janus Fund (Institutional)	Long-term growth of capital.
Janus Aspen Overseas (Institutional)	Long-term growth of capital.
Janus Aspen Perkins Mid Cap Value (Institutional)	Capital appreciation.
Lazard Retirement Series, Inc.
Managed by Lazard Asset Management LLC
Lazard Retirement Emerging Markets Equity	Long-term capital appreciation.
Lazard Retirement International Equity	Long-term capital appreciation.
Lazard Retirement Global Dynamic Multi Asset	Total return with volatility of approximately 10% over a full market cycle.
Lazard Retirement U.S. Small-Mid Cap Equity	Long-term capital appreciation.
Lazard Retirement U.S. Strategic Equity	Long-term capital appreciation.
Legg Mason Partners Variable Equity Trust
Managed by Legg Mason Partners Fund Advisor, LLC
ClearBridge Variable Aggressive Growth (Class I)	Capital appreciation.
ClearBridge Variable Dividend Strategy (Class I)	High level of current income, with long-term capital appreciation as its secondary
ClearBridge Variable Large Cap Growth (Class I)	Long-term growth of capital.
ClearBridge Variable Small Cap Growth (Class II)	Long-term growth of capital.
Legg Mason BW Absolute Return Opportunities (II)	Absolute return.

Early
Fund Name	Objective	Cutoff *
Legg Mason Partners Variable Equity Trust
Managed by Legg Mason Partners Fund Advisor, LLC
QS Legg Mason Dynamic Multi-Strategy (Class II)	The highest total return (a combination of income and long-term capital appreciation) over time, consistent with its asset mix; seeking to reduce volatility is a secondary objective.
Western Asset Variable Global High Yield Bond (Class I)	To maximize total return.
Lord Abbett Series Fund, Inc.
Managed by Lord, Abbett & Co. LLC
Lord Abbett Bond Debenture (Class VC)	High current income and the opportunity for capital appreciation to produce a high total return.
Lord Abbett Calibrated Dividend Growth (Class VC)	Current income and capital appreciation.
Lord Abbett Growth and Income (Class VC)	Long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett International Opportunities (Class VC)	Long-term capital appreciation.
Merger Fund VL
Managed by Westchester Capital Management, LLC
The Merger Fund VL	Capital growth by engaging in merger arbitrage.
Nationwide Variable Insurance Trust
Managed by Nationwide Fund Advisors
Nationwide VIT Bond Index (Class Y)	To match the performance of the Barclays U.S. Aggregate Index as closely as possible before the deduction of Fund expenses.
Nationwide VIT International Index (Class Y)	To match the performance of the MSCI EAFE Index as closely as possible before the deduction of Fund expenses.
Nationwide VIT Mid Cap Index (Class Y)	Capital appreciation.
Nationwide VIT S&P 500 Index (Class Y)	Long-term capital appreciation.
Nationwide VIT Small Cap Index (Class Y)	To match the performance of the Russell 2000 Index as closely as possible before the deduction of Fund expenses.
Neuberger Berman Advisers Management Trust
Managed by Neuberger Berman Management LLC
Neuberger Berman AMT Absolute Return Multi-Manager	Capital appreciation with an emphasis on absolute (i.e. positive) returns.
Neuberger Berman AMT Large Cap Value (Class I)	Long term growth of capital.
Neuberger Berman AMT Mid-Cap Growth (Class I)	Growth of capital.
Neuberger Berman AMT Mid-Cap Intrinsic Value (Class I)	Growth of capital.
Neuberger Berman AMT Short Duration Bond (Class I)	Highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.
Neuberger Berman AMT Small-Cap Growth (Class S)	Long-term capital appreciation.
Neuberger Berman AMT Socially Responsive (Class I)	Long-term growth of capital.
Northern Lights Variable Trust
Various Investment Advisers
7Twelve Balanced Portfolio Managed by 7Twelve Advisors, LLC	Superior volatility risk-adjusted returns when compared to the bond and equity markets in general.
JNF Dynasty Liquid Alternatives Managed by JNF Advisors, Inc.	Total return from income and capital appreciation.
JNF SSgA Retirement Income Portfolio Managed by JNF Advisors, Inc.	To provide total return by focusing on investments in income and yield-generating assets, while attempting to reduce portfolio volatility over a full market cycle.
JNF SSgA Sector Rotation Portfolio Managed by JNF Advisors, Inc.	Total return.
JNF SSgA Tactical Allocation Portfolio Managed by JNF Advisors, Inc.	Total return.
Mariner Managed Futures Strategy (Class 2) Managed by Monte Capital Group, LLC	Income and capital appreciation.
Power Income (Class 2) Managed by W.E. Donoghue & Co., Inc.	Total return from income and capital appreciation with capital preservation as a secondary objective.
Probabilities Fund Co-Managed by Probabailities Fund Management, LLC and Princeton Fund Advisors, LLC	Capital appreciation.
TOPS Aggressive Growth ETF (Class 1) Managed by Valmark Advisers, Inc.	Capital appreciation.
TOPS Balanced ETF (Class 1) Managed by Valmark Advisers, Inc.	Income and capital appreciation.
TOPS Conservative ETF (Class 1) Managed by Valmark Advisers, Inc.	Preserve capital and provide moderate income and moderate capital appreciation.
TOPS Conservative ETF (Class 2) Managed by Valmark Advisers, Inc.	To preserve capital and provide moderate income and moderate capital appreciation.

Early
Fund Name	Objective	Cutoff *
Northern Lights Variable Trust Various Investment Advisers
TOPS Growth ETF (Class 1) Managed by Valmark Advisers, Inc.	Capital appreciation.
TOPS Managed Risk Balanced ETF (Class 1) Managed by Valmark Advisers, Inc.	Income and capital appreciation with less volatility than the fixed income and equity markets as a whole.
TOPS Managed Risk Balanced ETF (Class 2) Managed by Valmark Advisers, Inc.	Income and capital appreciation with less volatility than the fixed income and equity markets as a whole.
TOPS Managed Risk Growth ETF (Class 1) Managed by Valmark Advisers, Inc.	Capital appreciation with less volatility than the equity markets as a whole.
TOPS Managed Risk Growth ETF (Class 2) Managed by Valmark Advisers, Inc.	Capital appreciation with less volatility than the equity markets as a whole.
TOPS Managed Risk Moderate Growth ETF (Class 1) Managed by Valmark Advisers, Inc.	Capital appreciation with less volatility than the equity markets as a whole.
TOPS Managed Risk Moderate Growth ETF (Class 2) Managed by Valmark Advisers, Inc.	Capital appreciation with less volatility than the equity markets as a whole.
TOPS Moderate Growth ETF (Class 1) Managed by Valmark Advisers, Inc.	Capital appreciation.
Oppenheimer Variable Account Funds Managed by OFI Global Asset Management, Inc.
Oppenheimer Core Bond/VA (Service)	Total return.
Oppenheimer Global Fund/VA (Service)	Capital appreciation.
Oppenheimer Global Multi-Alternatives/VA (Service)	Absolute return.
Oppenheimer Global Strategic Income/VA (Service)	Total return.
Oppenheimer International Growth/VA (Service)	Capital appreciation.
Oppenheimer Main Street /VA (Service)	Capital appreciation.
PIMCO Variable Insurance Trust Managed by PIMCO
PIMCO All Asset (Admin. Class)	Maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO All Asset All Authority (Admin. Class)	Maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO All Asset All Authority (Inst. Class)	Maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO CommodityRealReturn Strategy (Admin. Class)	Maximum real return, consistent with prudent investment management.
PIMCO Emerging Markets Bond (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Foreign Bond - Unhedged (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Foreign Bond - US Dollar Hedged (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Global Advantage Strategy Bond (Admin. Class)	Total return which exceeds that of its benchmarks, consistent with prudent investment management.
PIMCO Global Bond - Unhedged (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Global Multi-Asset Managed Allocation (Admin. Class)	Maximum long-term absolute return, consistent with prudent management of portfolio volatility .
PIMCO High Yield (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Long-Term U.S. Government (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Low Duration (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Real Return (Admin. Class)	Maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO Short-Term (Admin. Class)	Maximum current income, consistent with preservation of capital and daily liquidity .
PIMCO Total Return (Admin. Class)	Maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Unconstrained Bond (Admin. Class)	Maximum long-term return, consistent with preservation of capital and prudent investment management.

Early
Fund Name	Objective	Cutoff *
Pioneer Variable Contracts Trust Managed by Pioneer Investment Management, Inc.
Pioneer Bond VCT (Class II)	Current income.
Pioneer Disciplined Value VCT (Class II)	Long term capital growth.
Pioneer Emerging Markets VCT (Class II)	Long-term growth of capital.
Pioneer Equity Income VCT (Class II)	Current income and long-term growth of capital.
Pioneer Fund VCT (Class II)	Reasonable income and capital growth.
Pioneer High Yield VCT (Class II)	Maximize total return (income plus capital appreciation).
Pioneer Mid Cap Value VCT (Class II)	Capital appreciation.
Pioneer Strategic Income VCT (Class II)	A high level of current income.
ProFunds Managed by ProFund Advisors
Access VP High Yield	Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity .	2:55PM
ProFunds VP Asia 30	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Asia 30 Index.	3:50PM
ProFunds VP Banks	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Banks Index.	3:50PM
ProFunds VP Basic Materials	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Basic Materials Index.	3:50PM
ProFunds VP Bear	Seeks investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P 500.	3:50PM
ProFunds VP Biotechnology	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Biotechnology Index.	3:50PM
ProFunds VP Bull (Investor Class)	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500.	3:50PM
ProFunds VP Consumer Goods	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Consumer Goods Index.	3:50PM
ProFunds VP Consumer Services	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Consumer Services Index.	3:50PM
ProFunds VP Emerging Markets	Seeks investment results, before fees and expenses, that correspond to the performance of the Bank of New York M ellon Emerging Markets 50 ADR Index.	3:50PM
ProFunds VP Europe 30	Seeks investment results, before fees and expenses, that correspond to the performance of the Pro-Funds Europe 30 Index.	3:50PM
ProFunds VP Falling US Dollar	Seeks investment results, before fees and expenses, that correspond to the performance of the basket of currencies included in the U.S. Dollar Index.	3:50PM
ProFunds VP Financials	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Financials Index.	3:50PM
ProFunds VP Health Care	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Health Care Index.	3:50PM
ProFunds VP Industrials	Seeks investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Industrials Index.	3:50PM
ProFunds VP International	Seeks investment results, before fees and expenses, that correspond to the performance of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index.	3:50PM
ProFunds VP Internet	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones Internet Composite Index.	3:50PM
ProFunds VP Japan	Seeks investment results, before fees and expenses, that correspond to the performance of the Nikkei 225 Stock Average. Seeks return consistent with investment of equities of	3:50PM
ProFunds VP Large-Cap Growth	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500 Growth Index.	3:50PM
ProFunds VP Large-Cap Value	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500 Value Index.	3:50PM
ProFunds VP Mid-Cap	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400.	3:50PM
ProFunds VP Mid-Cap Growth	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400 Growth Index.	3:50PM
ProFunds VP Mid-Cap Value	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400 Value Index.	3:50PM
ProFunds VP Money Market	Seeks a high level of current income consistent with liquidity and preservation of capital.	3:50PM

Fund Name	Objective	Early Cutoff *
ProFunds
Managed by ProFund Advisors
ProFunds VP NASDAQ-100	Seeks investment results, before fees and expenses, that correspond to the performance of the NASDAQ-100 Index.	3:50PM
ProFunds VP Oil and Gas	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Oil and Gas Index.	3:50PM
ProFunds VP Pharmaceuticals	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Pharmaceuticals Index.	3:50PM
ProFunds VP Precious Metals	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones Precious Metals Index.	3:50PM
ProFunds VP Real Estate	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Real Estate Index.	3:50PM
ProFunds VP Rising Rates Opportunity	Seeks investment results, before fees and expenses, that correspond to one and one-quarter times the inverse of the daily price movement of the most recently issued 30-	3:50PM
ProFunds VP Semiconductor	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Semiconductors Index.	3:50PM
ProFunds VP Short Emerging Markets	Seeks investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of The Bank of New York Mellon Emerging Markets 50 ADR	3:50PM
ProFunds VP Short International	Seeks investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the MSCI EAFE Index.	3:50PM
ProFunds VP Short Mid-Cap	Seeks investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P MidCap 400.	3:50PM
ProFunds VP Short NASDAQ-100	Seeks investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the NASDAQ-100 Index.	3:50PM
ProFunds VP Short Small-Cap	Seeks investment results, before fees and expenses, that correspond to the inverse (-1x)	3:50PM
ProFunds VP Small Cap	Seeks investment results, before fees and expenses, that correspond to the performance of the Russell 2000 Index.	3:50PM
ProFunds VP Small-Cap Growth	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P SmallCap 600 Growth Index.	3:50PM
ProFunds VP Small-Cap Value	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P SmallCap 600 Value Index.	3:50PM
ProFunds VP Technology	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Technology Index.	3:50PM
ProFunds VP Telecommunications	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S Telecommunications Index.	3:50PM
ProFunds VP U.S. Government Plus	Seeks investment results, before fees and expenses, that correspond to one and one-quarter times (1.25x) the daily price movement of the most recently issued 30-year	3:50PM
ProFunds VP UltraBull	Seeks investment results, before fees and expenses, that correspond to twice (2x) the daily performance of the S&P 500.	3:50PM
ProFunds VP UltraMid-Cap	Seeks investment results, before fees and expenses, that correspond to twice (2x) the daily performance of the S&P MidCap 400.	3:50PM
ProFunds VP UltraNASDAQ-100	Seeks investment results, before fees and expenses, that correspond to twice (2x) the daily performance of the NASDAQ-100 Index.	3:50PM
ProFunds VP UltraShort NASDAQ-100	Seeks investment results, before fees and expenses, that correspond to twice (2x the inverse (opposite) of the daily performance of the NASDAQ-100 Index.	3:50PM
ProFunds VP UltraSmall-Cap	Seeks daily investment results, before fees and expenses, that correspond to twice (2x) the daily performance of the Russell 2000 Index.	3:50PM
ProFunds VP Utilities	Seeks investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Utilities Index.	3:50PM
Putnam Variable Trust Managed by Putnam Management
Putnam VT Absolute Return 500 Fund (Class IB)

To earn a positive total return that exceeds the return on U.S. Treasury bills by 500 basis points (or 5.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions.

Putnam VT American Government Income (Class IB)	High current income with preservation of capital as its secondary objective.
Putnam VT Diversified Income (Class IB)	As high a level of current income as Putnam Investment Management, LLC (Putnam Management) believes is consistent with preservation of capital.
Putnam VT Equity Income (Class IB)	Capital growth and current income.
Putnam VT High Yield (Class IB)	High current income. Capital growth is a secondary goal when consistent with achieving high current income.
Putnam VT Income (Class IB)	High current income consistent with what Putnam Management believes to be prudent risk.
Putnam VT Voyager (Class IB)	Capital appreciation.

Fund Name	Objective	Early Cutoff *
Redwood Investment Management, LLC Managed by Redwood
Redwood Managed Volatility Portfolio	Seeks a combination of total return and prudent management of portfolio downside volatility and downside loss.
Royce Capital Fund Managed by Royce & Associates, LLC
Royce Micro-Cap (Investment Class)	Long-term growth of capital.
Royce Small-Cap (Investment Class)	Long-term growth of capital.
SEI Insurance Products Trust Managed by SEI Investments Management Corporation
SEI VP Balanced Strategy	Capital appreciation while maintaining broad equity and fixed income market participation.
SEI VP Conservative Strategy	Manage risk of loss while providing the opportunity for modest capital appreciation.
SEI VP Defensive Strategy	Manage risk of loss while providing the opportunity for limited capital appreciation.
SEI VP Market Growth Strategy	Capital appreciation while maintaining broad equity and fixed income market participation.
SEI VP Market Plus Strategy	Long-term capital appreciation.
SEI VP Moderate Strategy	Capital appreciation, while managing the risk of loss.
T. Rowe Price Equity Series, Inc. Managed by T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth (Class II)	Long-term capital growth. Income is a secondary objective.
T. Rowe Price Equity Income	High level of dividend income and long-term capital growth primarily through investments in stocks.
T. Rowe Price Health Sciences (Class II)	Long term capital appreciation.
T. Rowe Price Limited-Term Bond (Class II)	High level income consistent with moderate fluctuations of principle value.
The Timothy Plan Managed by Timothy Partners, Ltd.
Timothy Plan Conservative Growth VS	Moderate levels of long-term capital growth.
Timothy Plan Strategic Growth VS	Medium to high levels of long-term capital growth.
Third Avenue Variable Series Trust Managed by Third Avenue Management, LLC
Third Avenue Value	Long-term capital appreciation.
Tortoise Capital Advisors, L.L.C Managed by Tortoise Capital Advisors, L.L.C.
Tortoise VIP M LP & Pipeline	Total return.
Van Eck VIP Trust Managed by Van Eck Associates Corporation
Van Eck VIP Emerging Markets (Initial Class)	Long-term capital appreciation. Income is a secondary consideration.
Van Eck VIP Global Gold (Class S)	Long-term capital appreciation by investing in common stocks of gold-mining companies.
Van Eck VIP Global Hard Assets (Initial Class)	Long-term capital appreciation. Income is a secondary consideration.
Van Eck VIP Unconstrained Emerging Markets Bond (Initial Class)	High total return-income plus capital appreciation.
Vanguard Variable Insurance Fund Managed by The Vanguard Group, Inc. unless indicated otherwise
Vanguard Balanced	Long-term capital appreciation and reasonable current income.	2:30PM
Managed by Wellington Management Company, LLP
Vanguard Capital Growth	Long-term capital appreciation.	2:30PM
Managed by PRIMECAP Management Company
Vanguard Diversified Value	Long-term capital appreciation and income.	2:30PM
Managed by Barrow, Hanley, Mewhinney & Strauss, LLC
Vanguard Equity Income Managed by Wellington Management Company, LLP and The Vanguard Group, Inc.	An above-average level of current income and reasonable long-term capital appreciation.	2:30PM
Vanguard Equity Index	To track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	2:30PM
Vanguard Growth	Long-term capital appreciation.	2:30PM
Managed by Delaware Investment Fund Advisers, Wellington
Management Company, LLP, and William Blair & Company
Vanguard High Yield Bond	High level of current income.	2:30PM
Managed by Wellington Management Company, LLP

Fund Name	Objective	Early Cutoff *
Vanguard Variable Insurance Fund
Managed by The Vanguard Group, Inc. unless indicated otherwise
Vanguard International Managed by Baillie Gifford Overseas Ltd., M&G Investment Management Limited, Schroder Investment Management North American Inc.	Long-term capital appreciation.	2:30PM
Vanguard Mid-Cap Index	Track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	2:30PM
Vanguard REIT Index	Provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly	2:30PM
Vanguard Short-Term Investment Grade	Current income while maintaining limited price volatility.	2:30PM
Vanguard Small Company Growth	Long-term capital appreciation.	2:30PM
Managed by Granahan Investment Management, Inc., The Vanguard Group, Inc.
Vanguard Total Bond Market Index	Track the performance of a broad, market-weighted bond index.	2:30PM
Vanguard Total Stock Market Index	Track the performance of a benchmark index that measures the investment return of the overall stock market.	2:30PM
Virtus Variable Insurance Trust
Managed by Virtus Investment Advisers, Inc.
Virtus International	High total return consistent with reasonable risk.
Virtus Multi-Sector Fixed Income	Long-term total return.
Virtus Premium AlphaSector	Long-term capital appreciation.
Virtus Real Estate Securities	Capital appreciation and income with approximately equal emphasis.
Wells Fargo Advantage Variable Trust
Managed by Wells Fargo Funds Management, LLC
Wells Fargo Advantage VT Discovery (Class 2)	Long term capital appreciation.
Wells Fargo Advantage VT Opportunity (Class 2)	Long-term capital appreciation.
Wells Fargo Advantage VT Small Cap Value (Class 2)	Long-term capital appreciation.

PRIVACY NOTICE of

Jefferson National Life Insurance Company of New York

04/2015

We take your privacy seriously.  This notice describes how we treat data about our customers.

We do not sell our customer data. We have physical, electronic and procedural security measures in place that comply with legal standards to protect your non-public personal data. Access to customer data is limited to employees who need access to do their jobs, and to others as permitted or required by law.  We are required, on a periodic basis, to submit your non-public personal data to an outside vendor to cross reference your information with the social security death master file to ensure death proceeds are paid in a timely manner, or to confirm the continuation of certain payouts. We also may submit your non-public personal data to an outside vendor to obtain current address information.

We get most of the data we have about you through your application and administrative forms. We may also receive data from outside sources with your consent, such as:

•                  The Medical Information Bureau

•                  Consumer Reporting Agencies

•                  Service Providers who conduct marketing services on our behalf

•                  Other Data Providers

Data we collect may include:

•                  Name, address, e-mail address, phone number

•                  Social Security Number

•                  Demographic Data

•                  Health data

•                  Internet Cookies (cookies help our Internet application process — they do not store any non-public personal data)

We may share customer data we collect with the following with your consent or as permitted or required by law:

•                  Benefit Plan Administrators and Sponsors

•                  Insurance companies, agents, reinsurers, investment advisers, broker dealers

•                  Group policyholders for purpose of reporting claims experience

•                  Medical Laboratories and Prescription or Pharmacy Database Managers

•                  Medical Information and Motor Vehicle Bureaus or similar institutions

•                  A court or governmental agency when there is a lawful request

•                  Law enforcement officials to  prevent criminal activity and/or fraud

•                  Service providers that perform marketing or research services for us

•                  Service providers that perform legal, audit, or administrative services for us

•                  Joint Marketing Partners

•                  Unaffiliated Fund Families

•                  Unaffiliated Third Parties

•                  Our Affiliates

We do not share your health data with anyone without your written consent, unless permitted or required by law. When we use service providers and joint marketers they agree to keep your non-public personal data private and not use it for any other purpose. Data obtained from an insurance support organization, such as, the Medical Information Bureau, may be retained and disclosed by this organization to other persons. For our Internet customers we require you to enter a user name and password to access your online account. You have a right to review your non-public personal data.  To do so please send a written request to the Customer Service Department:

10350 Ormsby Park Place
Louisville, KY 40223

Please include your name, address, telephone number, and policy number.  Also, let us know what kind of data you want to see.  We may charge a small fee to collect and send the data to you. If you see any errors, let us know and we will review it.  If we agree, we will correct our files.  If we disagree, you may file a short statement of dispute with us.  Your statement will be included with any data we disclose in the future. You can also request that we send it to anyone who received your data from us in the past 2 years.

If we change our privacy notice we will give you notice ahead of time of any change in our privacy practices by providing a new Notice and any opt-in or opt-out rights you may have under any federal or state laws at that time. If you provide non-public personal data to third parties, for example, independent agents or brokers, please note that this Notice will not cover their use of such data.  If you provide non-public personal data to us on a website that we sponsor with another financial institution, please note that you are providing your non-public personal data to us and the third party.  Accordingly, you should review the privacy notice of any such third parties.

Jefferson National Life Insurance Company of New York

P.O. Box 36840

Louisville, KY  40233

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information

General Information Regarding Jefferson National Life Insurance Company
Jefferson National Life of New York Annuity Account 1.

Certain Federal Income Tax Consequences
Published Ratings
Administration
Annuity Provisions
Distribution
Arrangements Regarding Frequent Purchases and Redemptions

Financial Statements

(cut along dotted line)

If you would like a free copy of the Statement of Additional Information (Form # JNLNY MNTADV-SAI-1-15 dated April 17, 2015 for this Prospectus, please complete this form, detach, and mail to the following address. Or, visit the website at www.jeffnat.com/SAI:

Jefferson National Life Insurance Company of New York
Administrative Office
P.O. Box 36840
Louisville, Kentucky 40233

Please send me a free copy of the Statement of Additional Information for the Jefferson National Life of New York Annuity Account 1 (Monument Advisor NY) variable annuity at the following address:

Name:

Mailing Address:

Sincerely,

(Signature)

© 2015, Jefferson National Life Insurance Company of New York	JNLNY-MNTADV-PROS-04-2015

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL VARIABLE ANNUITY

ISSUED BY

JEFFERSON NATIONAL LIFE INSURANCE COMPANY of New York

AND

JEFFERSON NATIONAL LIFE OF NEW YORK ANNUITY ACCOUNT 1

ADMINISTRATIVE OFFICE: P.O. BOX 36840, LOUISVILLE, KENTUCKY 40233
PHONE: (866) 667-0561 (TOLL FREE)

April 17, 2015

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Jefferson National Life Annuity Account 1 (the “Separate Account”), dated April 17, 2015.  You may obtain a copy of the current prospectus on our Website or by writing to us at our Administrative Office: P.O. Box 36840, Louisville, Kentucky 40233, telephone: (866) 667-0561.

GENERAL INFORMATION

GENERAL INFORMATION REGARDING JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK:

Jefferson National Life Insurance Company of New York (“Jefferson National”, “Company”, “we”, “our” or “us”) is a direct wholly-owned subsidiary of Jefferson National Life Insurance Company, a Texas stock life insurance company, and an indirect subsidiary of Jefferson National Financial Corp., a Delaware Corporation. We are organized as a New York stock life insurance company, and are subject to New York law governing insurance companies. Our business address is 10350 Ormsby Park Place, Louisville, KY 40223.

JEFFERSON NATIONAL LIFE OF NEW YORK ANNUITY ACCOUNT 1:

Jefferson National Life of New York Annuity Account 1, also referred to as the “Separate Account”, was established on June 20, 2014 pursuant to New York law. The Separate Account meets the definition of a “separate account” under the federal securities laws and is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (“Investment Company Act”). This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

The Separate Account holds assets of annuities issued by us with values and benefits that vary according to the investment performance of the underlying Investment Portfolios offered as Sub-accounts of the Separate Account. Each Sub-account invests exclusively in an Investment Portfolio. You will find additional information about the Investment Portfolios in their respective prospectuses. We do not guarantee the investment results of any Sub-account. You bear the entire investment risk.

We offer a number of Sub-accounts.

A brief summary of the investment objectives and policies of each Investment Portfolio is found in the Prospectus. More detailed information about the investment objectives, policies, risks, costs and management of the Investment Portfolios are found in the summary prospectuses, prospectuses and statements of additional information for the Investment Portfolios. Also included in such information is the investment policy of each Investment Portfolio regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any Investment Portfolio will meet its investment objectives.

Each underlying Investment Portfolio is registered under the Investment Company Act, as amended, as an open-end management investment company. Each underlying Investment Portfolio thereof may or may not be diversified as defined in the Investment Company Act. The trustees or directors, as applicable, of an underlying Investment Portfolio may add, eliminate or substitute Investment Portfolios from time to time.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Internal Revenue Code of 1986, as amended (the “Code”),  proposed and final Treasury regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to “United States Persons,” and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trusts with respect to which a court within the United States is able to exercise primary supervision over such trusts’ administration and with respect to which one or more United States Persons (as defined herein) have the authority to control  such trusts’ substantial decisions and estates that are subject to United States federal income tax regardless of the source of their income.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. Section 1.817-5) apply a diversification requirement to each of the Sub-accounts of the Separate Account. The Separate Account, through the funds and their Investment Portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Jefferson National’s qualified Contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the Separate Account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner’s gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of Separate Account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department subsequently announced, in connection with the issuance of regulations concerning investment diversification, that those regulations “do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account.” This announcement also stated that guidance would be issued by way of regulations or rulings on the “extent to which contract owners may direct their investments to particular Sub-accounts without being treated as owners of underlying assets.” The IRS has issued Revenue Ruling 2003-91 in which it ruled that the ability to choose among 20 Sub-accounts and make not more than one transfer per month without charge did not result in the owner of the Contract being treated as the owner of the assets in the Sub-accounts under the investor control doctrine.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of Separate Account assets. Although we do not believe this to be the case, these differences could result in owners being treated as the owners of the assets of the Separate Account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners of the Contracts from being considered the owners of a pro rata share of the assets of the Separate Account.

DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner’s date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner’s death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner’s death occurs prior to the maturity date, and such owner’s surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

If the Owner dies before the required beginning date (in the case of a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the Contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a) if the only designated beneficiary is the Owner’s spouse, the applicable distribution period is the surviving spouse’s life expectancy using the surviving spouse’s birthday for each distribution calendar year after the calendar year of the Owner’s death. For calendar years after the death of the Owner’s surviving spouse, the applicable distribution period is the spouse’s remaining life expectancy using the spouse’s age in the calendar year of the spouse’s death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse’s death;

(b) if the designated beneficiary is not solely the Owner’s surviving spouse, or if the Owner did not designate a surviving spouse at all, the applicable distribution period is the designated beneficiary’s life expectancy using the designated beneficiary’s birthday in the calendar year immediately following the calendar year of the Owner’s death, reduced by one for each calendar year that elapsed thereafter; and

(c) if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the fifth year following the Owner’s death. If the Owner dies on or after the required beginning date, the interest in the Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA must be distributed over a period not exceeding the applicable distribution period.

WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner’s tax status. For qualified Contracts, “eligible rollover distributions” from section 401(a) plans, section 403(a) annuities, section 403(b) tax-sheltered annuities and governmental section 457 deferred compensation plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is a distribution from such a plan, except certain distributions such as distributions required by the Code, hardship distributions, certain after-tax contributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to certain nontaxable distributions if the owner chooses a “direct rollover” from the plan to another tax-qualified plan or IRA.

QUALIFIED CONTRACTS. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts and our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a “5 percent owner” (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity (“IRA”) under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total purchase payments for any tax year on behalf of any individual may not exceed $5,500 for 2015 ($6,500 if age 50 or older by the end of 2015), except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2 and must be made in a specified form and manner; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.  Additionally, unless certain annual distribution requirements are met, a penalty tax of 50% will be levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $131,000 for single filers, $193,000 for married filing jointly, married filing separately if you do not live with your spouse during the year, or for a qualifying widow(er) and $10,000 for married filing separately if you live with your spouse during the year. The amount per individual that may be contributed to all IRAs (Roth and traditional) is the lesser of your taxable compensation or $5,500 for 2015 ($6,500 if age 50 or older by the end of 2015).  However, for single filers with modified adjusted gross income in excess of $116,000, but less than $131,000, the amount you may contribute is reduced.  For married filing jointly, married filing separately if you do not live with your spouse during the year, or for a qualifying widow(er), your contribution limit is reduced if modified gross income is in excess of $183,000, but less than $193,000.  For married filing separately if you live with your spouse during the year, your contribution limit is reduced if modified gross income is in excess of $0, but less than $10,000.  Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same.

SECTION 403(b) PLANS. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. In accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CORPORATE PENSION, PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments.

DEFERRED COMPENSATION PLANS. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations.

TAXATION OF JEFFERSON NATIONAL

Jefferson National at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. At present, we do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make charges to the separate account.

PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to the Company by one or more independent rating organizations, such as A.M. Best Company, Standard and Poor’s Insurance Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings. These ratings are opinions of an operating insurance company’s financial strength and capacity to meet its obligations to Contract owners. These ratings do not apply to the separate account, its Sub-accounts, the Investment Portfolios or to their performance.

ADMINISTRATION

Jefferson National Financial Corp. performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of the records concerning the contracts and certain valuation services.

ANNUITY PROVISIONS

The Company makes available several fixed annuity options.

ANNUITY UNIT

The annuity unit value at the end of any subsequent valuation period is determined as follows:

1. The net investment factor for the current valuation period is multiplied by the value of the annuity unit for investment portfolio for the immediately preceding valuation period.

2. The result in (1) is then divided by the assumed investment rate factor, which equals 1.00 plus the assumed investment rate for the number of days since the previous valuation period.

The owner can choose either a 5% or a 3% assumed investment rate.

FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the investment portfolios. The dollar amount of each fixed annuity payment is determined in accordance with Annuity Tables contained in the Contract.

DISTRIBUTION

Jefferson National Securities Corporation, a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“Distributor”), acts as the principal underwriter of the Contracts. The Distributor’s address is 10350 Ormsby Park Place, Louisville, Kentucky 40223. The Distributor is an affiliated person of ours. We offer the Contracts for sale on a continuous basis through the Distributor. No compensation was paid to the Distributor during the last fiscal year related to the sale of the Contracts.

ARRANGEMENTS REGARDING FREQUENT PURCHASES AND REDEMPTIONS

The Company has no arrangements with any contract owners, financial advisors or other individuals or entities to permit purchases and redemptions other than in accordance with the administrative rules described in the prospectus for Jefferson National Life of New York Annuity Account 1, April 9, 2015

FINANCIAL STATEMENTS

No financial statements of the Company and the Separate Account are included in this Statement of Additional Information because the Company and the Separate Account had not commenced operations as of December 31, 2014.

Independent Registered Public Accounting Firm

The statutory-basis financial statements of Jefferson National Life Insurance Company of New York, once in place, will be audited by BDO USA, LLP, Independent Registered Public Accounting Firm located at 401 Broadhollow Road, Suite 201, Melville, NY 11747

CUSTODIAN

The Company is the custodian of the assets of the Separate Account.  The shares are held in book-entry form. The Company maintains a record of all purchases and redemptions of shares of the underlying portfolios.

PART C
OTHER INFORMATION

ITEM 24.              FINANCIAL STATEMENTS AND EXHIBITS

(a)         Financial Statements

There are no financial statements available since the Company has not yet done business.

(b)         Exhibits

JEFFERSON NATIONAL LIFE OF NEW YORK ANNUITY ACCOUNT 1

(1)(a)	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.	(1)

(2)(a)	Form of Policy Form	(1)

(3)(a)	Form of Annuity Application	(1)

(4)(a)	Form of IRA Endorsement	(1)

(b)	Form of Roth IRA Endorsement	(1)

(5)(a)	Opinion and Consent of Counsel	(2)

(6)	Powers of Attorney	(1)
(a)	Mitchell H. Caplan

(b)	Laurence P. Greenberg	(1)

(c)	Joseph F. Vap	(1)

(d)	Andrew Mulderry	(1)

(e)	Robert C. Covington	(1)

(f)	Eric S. Schwartz	(1)

(g)	Steven F. Piaker	(1)

(h)	Thomas Hedrick	(2)

(7)(a)	Form of amendment dated January 1, 2015 to Participation Agreement among The Alger American Fund, Fred Alger & and Jefferson National Life Insurance Company	(2)

(b)	Form of Amendment dated January 1, 2015 to Participation Agreement dated January 1, 2015 by and among Jefferson National Securities Corporation, Jefferson National Life Insurance Company, Jefferson National Life Insurance Company Of New York, AllianceBerstein L.P. and AllianceBernstein Investments, Inc.	(2)

(c)	Form of amendment dated November 14, 2014 to Participation Agreement dated May 1, 2008 by and among Jefferson National Life Insurance Company, ALPS Variable Investment Trust, ALPS Portfolio Solutions Distributor, Ins. And ALPS Advisors, Inc.	(2)

(d)	Form of Amendment dated October 1, 2014 to Participation Agreement dated November 15, 1997 by and between Jefferson National Life Insurance Company, Jefferson National Life Insurance Company Of New York and American Century Investment Services, Inc.	(2)

(e)	Form of Amendment dated December 2, 2014 to Participation Agreement dated November 13, 2013 between Jefferson National Life Insurance Company , American Funds Distributors, American Funds Services Company and American Funds Insurance series.	(2)

(f)	Form of Participation Agreement dated Dec 17, 2014 by and among Blackrock Variable Series Funds, Blackrock Investments, and Jefferson National Life Insurance Company of New York.	(2)

(g)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2014 between Jefferson National Life Insurance Company, Calvert Variable Series, Inc., Calvert Variable Products, Inc. and Calvert Investment Distributors.	(2)

(h)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2000 between Jefferson National Life Insurance Company, Columbia Funds Variable Series Trust, and Columbia Management Investment Advisers.	(2)

(i)	Form of amendment dated December 9, 2014 to Participation Agreement dated May 1, 2006 by and among Jefferson National Life Insurance Company, Credit Suisse Trust, and Credit Suisse Asset Management Securities Inc.	(2)

(j)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2005 among The Direxion Insurance Trust, Rafferty Asset Management, and Jefferson National Life Insurance Company.	(2)

(k)	Form of amendment dated November 20, 2014 to Participation Agreement dated August 27, 2010 by and among Jefferson National Life Insurance Company , Jefferson National Life Insurance Company Of New York, DFA Investment Dimensions Group, Inc., and DFA Securities LLC	(2)

(l)	Form of Participation Agreement dated January 12, 2015 between Jefferson National Life Insurance Company Of New York and the Dreyfus Corporation	(2)

(m)	Form of Participation Agreement dated December 1, 2014 by and between Easton Vance Variable Trust, Easton Vance Distributors, and Jefferson National Life Insurance Company Of New York	(2)

(n)	Form of Participation Agreement dated February 1, 2015 among Federated Insurance Series, Federated Securities Corp, and Jefferson National Life Insurance Company Of New York.	(2)

(o)	Form of Participation Agreement dated November 2014 among Variable Insurance Products Funds, Fidelity Distributors Corporation and Jefferson National Life Insurance Company Of New York	(2)

(p)	Form of Participation Agreement dated January 1, 2015 by and among Jefferson National Life Insurance Company Of New York, First Eagle Variable Funds, and FEP Distributors, LLC.	(2)

(q)	Form of Participation Agreement dated January 1, 2015 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Jefferson National Life Insurance Company, and Jefferson National Life Insurance Company Of New York.	(2)

(r)	Form of amendment dated December, 2014 to PA dated November 13, 2013 by and between Goldman Sachs Variable Insurance Trust, and Jefferson National Life Insurance Company	(2)

(s)	Form of Participation Agreement dated January 1, 2015 by and among Invesco Variable Insurance Funds, Invesco Distributors, Inc., Jefferson National Life Insurance Company , Jefferson National Life Insurance Company NY, and Jefferson National Securities Corporation.	(2)

(t)	Form of Participation Agreement dated December 2014 by and between Jefferson National Life Insurance Company Of New York, Waddell & Reed, Inc., and Ivy Funds Variable Insurance Portfolios.	(2)

(u)	Form of amendment dated January 1, 2015 to Participation Agreement dated February 1, 2001 between Janus Aspen Series, Janus Distributors, Jefferson National Life Insurance Company , and Jefferson National Life Insurance Company of New York.	(2)

(v)	Form of Participation Agreement dated January 1, 2015 by and among Jefferson National Life Insurance Company Of New York, Lazard Asset Management Securities, and Lazard Retirement Series.	(2)

(w)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2004 by and among Legg Mason Investor Services, and Jefferson National Life Insurance Company.	(2)

(x)	Form of Participation Agreement dated December 1, 2014 by and between Lord Abbett Series Fund, Lord Abbett Distributor, and Jefferson National Life Insurance Company Of New York.	(2)

(y)	Form of amendment dated December 1, 2014 among The Merger Fund VL, Westchester Capital Management,	(2)

	Inc. and Jefferson National Life Insurance Company.

(z)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2007 among Jefferson National Life Insurance Company, Nationwide Variable Trust, and Nationwide Fund Distributors.	(2)

(aa)	Form of amendment dated January 1, 2015 to Participation Agreement dated April 30, 1997 among Neuberger Berman Advisers Management Trust, Neuberger Berman Management LLC, and Jefferson National Life Insurance Company.	(2)

(bb)	Form of amendment dated December, 2014 to Participation Agreement dated July 1, 2007 between Northern Lights Variable Trust and Jefferson National Life Insurance Company.	(2)

(cc)	Form of amendment dated December 5, 2014 to Participation Agreement dated November 16, 2011 by and among Oppenheimer Variable Account Funds, Oppenheimer Funds, and Jefferson National Life Insurance Company	(2)

(dd)	Form of amendment dated January 1, 2015 to Participation Agreement by and among Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York, Pacific Investment Management Company, PIMCO Variable Insurance Trust and PIMCO Investments	(2)

(ee)	Form of amendment dated December, 2014 to Participation Agreement dated May 1, 2003 by and among Jefferson National Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributor, Inc.	(2)

(ff)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2010 among Jefferson National Life Insurance Company, Profunds, Access One Trust, and Profund Advisors	(2)

(gg)	Form of amendment dated November 10, 2014 to Participation Agreement dated November 12, 2010 by and among Jefferson National Life Insurance Company, Jefferson National Life Insurance Company of New York, Putnam Retail Management Limited Partnership and Putnam Variable Trust.	(2)

(hh)	Forn of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2003 by and among Jefferson National Life Insuranc eCompany, Royce Capital Fund, and Royce & Associates, LLC.	(2)

(ii)	Form of amendment dated November 18, 2014 to Participation Agreemend dated July 27, 2011 among Rydex Variable Trust, SBL Fund, Rydex Distributors, and Jefferson National Life Insurance Company.	(2)

(jj)	Form of amendment dated November, 2014 to Participation Agreement dated November 1, 2013 by and among SEI Insurance Products Trust, SEI Investments Distribution Co., and Jefferson National Life Insurance Company	(2)

(kk)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2006 by and among Jefferson National Life Insurance Company and T. Rowe Price Investment Services.	(2)

(ll)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2003 among Third Avenue Management LLC and Jefferson National Life Insurance Company .	(2)

(mm)	Form of amendment dated January 1, 2015 to Participation Agreement dated September, 2010 among Timothy Plan, Timothy Partners, and Jefferson National Life Insurance Company.	(2)

(nn)	Form of amendment dated January 1, 2015 to Participation Agreement dated February 29, 2000 among Van Eck VIP Trust, Van Eck Associates, and Jefferson National Life Insurance Company.	(2)

(oo)	Form of Participation Agreement dated February, 2015 among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation, and Jefferson National Life Insurance Company of New York.	(2)

(pp)	Form of Participation Agreement dated January 1, 2015 among Jefferson National Life Insurance Company of New York, Virtus Variable Insurance Trust and VP Distributors, LLC.	(2)

(qq)	Form of Participation Agreement dated January 15, 2015 among Wells Fargo Variable Trust, and Jefferson National Life Insurance Company of New York	(2)

(1)           Incorporated herein by reference to initial Registration Statement for Jefferson National Life of New York Annuity Account 1 (File Nos. 333-198590 and 811-22994) filed electronically on Form N-4 on September 5, 2014 (Accession Number 0001104659-14-064956)

(2)           Filed herewith.

ITEM 25.              DIRECTORS AND OFFICERS OF THE DEPOSITOR

The officers and directors of Jefferson National Life Insurance Company of New York are listed below. Their principal business address is 10350 Ormsby Park Place, Louisville, KY 40223, unless otherwise noted.

NAME	POSITIONS AND OFFICES WITH DEPOSITOR
Mitchell H. Caplan	Director, Chief Executive Officer
Laurence P. Greenberg	Director, President
Craig A. Hawley	Director, General Counsel and Secretary
Joseph Vap	Director, Chief Financial Officer
Thomas Hedrick (1)	Director
Andrew T. Mulderry (2)	Director
Steven F. Piaker (3)	Director
Eric S. Schwartz (4)	Director

(1)           The business address of this director is 6034 Lakehurst Avenue, Dallas, TX 75230

(2)           The business address of this director is 240 Forest Avenue, Rye NY 10580

(3)           The business address of this director is 64 Arlen Way, West Hartford, CT 06117

(4)           The business address of this director is 120 East End Avenue Apt 17B, New York NY 10028.

ITEM 26.              PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The following information concerns those companies that may be deemed to be controlled by or under common control with Jefferson National Life Insurance Company of New York, the Depositor.

ITEM 27.              NUMBER OF CONTRACT OWNERS

As of March 31, 2015, the number of Monument Advisor NY contracts funded by Jefferson National Life Annuity Account 1 was 0 of which 0 were qualified contracts and 0 were non-qualified contracts.

ITEM 28.              INDEMNIFICATION

Any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he or she or his or her testator or testatrix or intestate then is or was a Director, officer, or employee of the Company, or then serves or has served any other corporation in any capacity at the request of the Company, shall be indemnified by the Company against expenses, judgments, fines, and amounts paid in settlement to the full extent that officers and Directors are permitted to be indemnified by the laws of the State of New York.  The provisions of this article shall not adversely affect any right to indemnification which any person may have apart from the provisions of this article.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.              PRINCIPAL UNDERWRITERS

(a)           Jefferson National Securities Corporation is the principal underwriter for the following investment companies (other than the Registrant):

Jefferson National Life Annuity Account C

Jefferson National Life Annuity Account E
Jefferson National Life Annuity Account F

Jefferson National Life Annuity Account G

(b)           Jefferson National Securities Corporation (“JNSC”) is the principal underwriter for the Contracts. The following persons are the officers and directors of JNSC. The principal business address for each officer and director of JNSC is 10350 Ormsby Park Place Louisville, KY 40223, unless otherwise indicated.

NAME	POSITIONS AND OFFICES
Craig A. Hawley	President, General Counsel and Secretary
Jon Hurd*	Financial & Operations Principal

*              The principal business address for Jon Hurd is 170 Montauk Highway, Speonk, NY 11972

(c)                                  JNSC retains no compensation or commissions from the registrant.

NAME OF PRINCIPAL UNDERWRITER	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTION OR ANNUITIZATION	BROKERAGE COMMISSIONS	COMPENSATION
Jefferson National Securities Corporation	None	None	None	None

ITEM 30.              LOCATION OF ACCOUNTS AND RECORDS

Each account, book, or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder is maintained by Jefferson National Life Insurance Company of New York, 10350 Ormsby Park Place, Louisville, KY 40223.

ITEM 31.              MANAGEMENT SERVICES

Not Applicable.

ITEM 32.              UNDERTAKINGS

(a)           Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)           Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)           Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

ITEM 33.              REPRESENTATIONS

(A)          Jefferson National Life Insurance Company of New York (the “Company”) hereby represents that the fees and charges deducted under the contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

(B)          The Securities and Exchange Commission (the “SEC”) issued to the American Council of Life Insurance an industry wide no-action letter dated November 28, 1988, stating that the SEC would not recommend any enforcement action if registered separate accounts funding tax-sheltered annuity contracts restrict distributions to plan participants in accordance with the requirements of Section 403(b)(11), provided certain conditions and requirements were met. Among these conditions and requirements, any registered separate account relying on the no-action position of the SEC must:

(1)           Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

(2)           Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer in the contract;

(3)           Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

(4)           Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of (i) the restrictions on redemption imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer’s Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

The Registrant is relying on the no-action letter. Accordingly, the provisions of paragraphs (1) - (4) above have been complied with.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Louisville, and the Commonwealth of Kentucky, on this 15th day of April, 2015.

JEFFERSON NATIONAL LIFE OF NEW YORK ANNUITY ACCOUNT 1
(Registrant)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
(Depositor)

(By:	/s/ Mitchell H Caplan *
Name:	Mitchell H. Caplan

Title:	CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/Mitchell H. Caplan*	Director, Chief Executive Officer	04/7//2015
Name: Mitchell H. Caplan

/s/ Laurence P. Greenberg*	Director, President	04/7/2015
Name: Laurence Greenberg

/s/ Joseph F. Vap*	Director, Chief Financial Officer and Treasurer	04/7/2015
Name: Joseph F. Vap

/s/ Andrew Mulderry*	Director	04/7/2015
Name: Andrew Mulderry

/s/ Thomas Hedrick*	Director	04/7/2015
Name: Thomas Hedrick

/s/ Eric S. Schwartz*	Director	04/7/2015
Name: Eric S. Schwartz

/s/ Steven F. Piaker*	Director	04/7/2015
Name: Steven F. Piaker

/s/ Craig Hawley	Director, General Counsel & Secretary	04/7/2015
Name: Craig A. Hawley*
Attorney in Fact

EXHIBIT INDEX

(1) (a)	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.

(2) (a)	Form of Policy Form

(3) (a)	Form of Annuity Application

(4) (a)	Form of IRA Endorsement

(b)	Form of Roth IRA Endorsement

(6)	Powers of Attorney
(a)	Mitchell H. Caplan

(b)	Laurence P. Greenberg

(c)	Joseph F. Vap

(d)	Andrew Mulderry

(e)	Robert C. Covington

(f)	Eric S. Schwartz

(g)	Steven F. Piaker

(h)	Thomas Hedrick

(7) (a)	Form of amendment dated January 1, 2015 to Participation Agreement among The Alger American Fund, Fred Alger & and Jefferson National Life Insurance Company
(b)

Form of Amendment dated January 1, 2015 to Participation Agreement dated January 1, 2015 by and among Jefferson National Securities Corporation, Jefferson National Life Insurance Company, Jefferson National Life Insurance Company Of New York, AllianceBerstein L.P. and AllianceBernstein Investments, Inc.

(c)

Form of amendment dated November 14, 2014 to Participation Agreement dated May 1, 2008 by and among Jefferson National Life Insurance Company, ALPS Variable Investment Trust, ALPS Portfolio Solutions Distributor, Ins. And ALPS Advisors, Inc.

(d)

Form of Amendment dated October 1, 2014 to Participation Agreement dated November 15, 1997 by and between Jefferson National Life Insurance Company, Jefferson National Life Insurance Company Of New York and American Century Investment Services, Inc.

(e)

Form of Amendment dated December 2, 2014 to Participation Agreement dated November 13, 2013 between Jefferson National Life Insurance Company , American Funds Distributors, American Funds Services Company and American Funds Insurance series.

(f)	Form of Participation Agreement dated Dec 17, 2014 by and among Blackrock Variable Series Funds, Blackrock Investments, and Jefferson National Life Insurance Company of New York.
(g)

Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2014 between Jefferson National Life Insurance Company, Calvert Variable Series, Inc., Calvert Variable Products, Inc. and Calvert Investment Distributors.

(h)

Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2000 between Jefferson National Life Insurance Company, Columbia Funds Variable Series Trust, and Columbia Management Investment Advisers.

(i)

Form of amendment dated December 9, 2014 to Participation Agreement dated May 1, 2006 by and among Jefferson National Life Insurance Company, Credit Suisse Trust, and Credit Suisse Asset Management Securities Inc.

(j)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2005 among The Direxion Insurance Trust, Rafferty Asset Management, and Jefferson National Life Insurance Company.
(k)

Form of amendment dated November 20, 2014 to Participation Agreement dated August 27, 2010 by and among Jefferson National Life Insurance Company , Jefferson National Life Insurance Company Of New York, DFA Investment Dimensions Group, Inc., and DFA Securities LLC

(l)	Form of Participation Agreement dated January 12, 2015 between Jefferson National Life Insurance Company Of New York and the Dreyfus Corporation
(m)	Form of Participation Agreement dated December 1, 2014 by and between Easton Vance Variable Trust, Easton Vance Distributors, and Jefferson National Life Insurance Company Of New York
(n)	Form of Participation Agreement dated February 1, 2015 among Federated Insurance Series, Federated Securities Corp, and Jefferson National Life Insurance Company Of New York.
(o)	Form of Participation Agreement dated November 2014 among Variable Insurance Products Funds, Fidelity Distributors Corporation and Jefferson National Life Insurance Company Of New York
(p)	Form of Participation Agreement dated January 1, 2015 by and among Jefferson National Life Insurance Company Of New York, First Eagle Variable Funds, and FEP Distributors, LLC.
(q)

Form of Participation Agreement dated January 1, 2015 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Jefferson National Life Insurance Company, and Jefferson National Life Insurance Company Of New York.

(r)	Form of amendment dated December, 2014 to PA dated November 13, 2013 by and between Goldman Sachs Variable Insurance Trust, and Jefferson National Life Insurance Company
(s)

Form of Participation Agreement dated January 1, 2015 by and among Invesco Variable Insurance Funds, Invesco Distributors, Inc., Jefferson National Life Insurance Company , Jefferson National Life Insurance Company NY, and Jefferson National Securities Corporation.

(t)	Form of Participation Agreement dated December 2014 by and between Jefferson National Life Insurance Company Of New York, Waddell & Reed, Inc., and Ivy Funds Variable Insurance Portfolios.
(u)

Form of amendment dated January 1, 2015 to Participation Agreement dated February 1, 2001 between Janus Aspen Series, Janus Distributors, Jefferson National Life Insurance Company , and Jefferson National Life Insurance Company of New York.

(v)	Form of Participation Agreement dated January 1, 2015 by and among Jefferson National Life Insurance Company Of New York, Lazard Asset Management Securities, and Lazard Retirement Series.
(w)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2004 by and among Legg Mason Investor Services, and Jefferson National Life Insurance Company.
(x)	Form of Participation Agreement dated December 1, 2014 by and between Lord Abbett Series Fund, Lord Abbett Distributor, and Jefferson National Life Insurance Company Of New York.
(y)	Form of amendment dated December 1, 2014 among The Merger Fund VL, Westchester Capital Management, Inc. and Jefferson National Life Insurance Company.
(z)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2007 among Jefferson National Life Insurance Company, Nationwide Variable Trust, and Nationwide Fund Distributors.
(aa)

Form of amendment dated January 1, 2015 to Participation Agreement dated April 30, 1997 among Neuberger Berman Advisers Management Trust, Neuberger Berman Management LLC, and Jefferson National Life Insurance Company.

(bb)	Form of amendment dated December, 2014 to Participation Agreement dated July 1, 2007 between Northern Lights Variable Trust and Jefferson National Life Insurance Company.
(cc)

Form of amendment dated December 5, 2014 to Participation Agreement dated November 16, 2011 by and among Oppenheimer Variable Account Funds, Oppenheimer Funds, and Jefferson National Life Insurance Company

(dd)

Form of amendment dated January 1, 2015 to Participation Agreement by and among Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York, Pacific Investment Management Company, PIMCO Variable Insurance Trust and PIMCO Investments

(ee)

Form of amendment dated December, 2014 to Participation Agreement dated May 1, 2003 by and among Jefferson National Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributor, Inc.

(ff)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2010 among Jefferson National Life Insurance Company, Profunds, Access One Trust, and Profund Advisors
(gg)

Form of amendment dated November 10, 2014 to Participation Agreement dated November 12, 2010 by and among Jefferson National Life Insurance Company, Jefferson National Life Insurance Company of New York, Putnam Retail Management Limited Partnership and Putnam Variable Trust.

(hh)	Forn of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2003 by and among Jefferson National Life Insuranc eCompany, Royce Capital Fund, and Royce & Associates, LLC.
(ii)	Form of amendment dated November 18, 2014 to Participation Agreemend dated July 27, 2011 among Rydex Variable Trust, SBL Fund, Rydex Distributors, and Jefferson National Life Insurance Company.
(jj)

Form of amendment dated November, 2014 to Participation Agreement dated November 1, 2013 by and among SEI Insurance Products Trust, SEI Investments Distribution Co., and Jefferson National Life Insurance Company

(kk)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2006 by and among Jefferson National Life Insurance Company and T. Rowe Price Investment Services.
(ll)	Form of amendment dated January 1, 2015 to Participation Agreement dated May 1, 2003 among Third Avenue

Management LLC and Jefferson National Life Insurance Company .
(mm)	Form of amendment dated January 1, 2015 to Participation Agreement dated September, 2010 among Timothy Plan, Timothy Partners, and Jefferson National Life Insurance Company.
(nn)	Form of amendment dated January 1, 2015 to Participation Agreement dated February 29, 2000 among Van Eck VIP Trust, Van Eck Associates, and Jefferson National Life Insurance Company.
(oo)

Form of Participation Agreement dated February, 2015 among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation, and Jefferson National Life Insurance Company of New York.

(pp)	Form of Participation Agreement dated January 1, 2015 among Jefferson National Life Insurance Company of New York, Virtus Variable Insurance Trust and VP Distributors, LLC.
(qq)	Form of Participation Agreement dated January 15, 2015 among Wells Fargo Variable Trust, and Jefferson National Life Insurance Company of New York